UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934
For the month of May, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

IONA TECHNOLOGIES PLC DIRECTORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT AND CONSOLIDATED FINANCIAL STATEMENTS
for the year ended December 31, 2006

IONA TECHNOLOGIES PLC

GROUP INFORMATION

DIRECTORS	Mr. Peter Zotto (American)
(Chief Executive Officer and member of
the New Markets Committee)
Mr. Kevin Melia
(Chairman)
(member of the Audit Committee and
Chairman of the Nominating and
Corporate Governance Committee)
Dr. Christopher J. Horn (British)
(Vice-Chairman)
Dr. Seán Baker
(Executive Director and member of the
New Markets Committee)
Dr. Ivor Kenny
(Chairman of the Compensation
Committee and member of the
Nominating and Corporate Governance
Committee)
Mr. John Conroy
(retired January 25, 2007)
(member of the Audit Committee and
Nominating and Corporate
Governance Committee to January 25,
2007)
Mr. Francesco Violante (Italian)
(member of the Compensation
Committee)
Mr. James D. Maikranz (American)
(member of the Compensation
Committee, member of the Audit
Committee from January 25, 2007 and
Chairman of the New Markets Committee)
Mr. Bruce J. Ryan (American)
(appointed June 1, 2006)
(Chairman of the Audit Committee from
June 1, 2006 and member of the
Nominating and Corporate Governance
Committee from January 25, 2007)

SECRETARY	Mr. Christopher M. Mirabile (American)

REGISTERED OFFICE	The IONA Building,
Shelbourne Road,
Ballsbridge,
Dublin 4.

SOLICITORS	William Fry
Fitzwilton House
Wilton Place
Dublin 2

IONA TECHNOLOGIES PLC

GROUP INFORMATION (continued)

SOLICITORS (continued)	Goodwin Procter LLP,
Exchange Place,
53 State Street,
Boston,
Massachusetts 02109,
United States of America.

BANKERS	Bank of Ireland,
St. Stephen’s Green,
Dublin 2.

Bank of America,
Russell Court,
St. Stephen’s Green,
Dublin 2.

HSBC Financial Services (Cayman)
Limited,
PO Box 1109 GT,
Mary Street,
Grand Cayman,
Cayman Islands,
British West Indies.

Citizens Bank,
1 Citizens Drive,
Riverside,
Rhode Island,
Rl 02915,
United States of America.

AUDITORS	Ernst & Young,
Chartered Accountants,
Ernst & Young Building,
Harcourt Centre,
Harcourt Street,
Dublin 2.

NATURE OF IRISH LISTING	IONA Technologies PLC has a secondary
listing on the Irish Stock Exchange. For this
reason, it is not subject to the same
ongoing regulatory requirements as those
which would apply to an Irish company with
a primary listing on the Irish Stock
Exchange including the requirement that
certain transactions require the approval of
shareholders. For further information,
shareholders should consult their own
financial advisor.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006
The directors present their report and audited financial statements for the year ended December 31, 2006, which are set out on pages 51 to 101.
PRINCIPAL ACTIVITIES
IONA Technologies PLC (the “company”) and its subsidiaries (collectively the “group”) are in the infrastructure software business. The group makes software work together so its customers can make better decisions, run their businesses more efficiently and improve their business results. The group’s software products enable customers to modernise and streamline their information technology (“IT”) environments while lowering the costs of IT operations and ultimately achieving greater return on investment (“ROI”) on their existing IT investments. The group also offers professional services, including ongoing customer support and maintenance, as well as high-level design consultation, education and product implementation.
The group generates revenue from product licenses as well as from professional services. Since its inception, the group has licensed its products, directly and indirectly, to thousands of enterprise customers worldwide.
RESEARCH AND DEVELOPMENT
In 2006, the group continued to research and develop both innovative products and the next generation of existing products. During 2006, the group invested US$15,630,000 (2005: US$16,427,000) in research and development activities. This work is continuing in 2007.
THE GROUP’S OPPORTUNITY
The group’s opportunity is to provide standards-based solutions to organisations that choose to use Web services, CORBA, open source and other software technologies to deliver service-oriented architecture (“SOA”) based solutions to solve enterprise integration problems.
The group is a leader in Web services technology, with a history of delivering award-winning Web services-based integration products. The group is also influential in the evolution of the Web services standards and how they relate to the delivery of enterprise integration capabilities. The group also has a history of promoting large-scale, standards-based integration solutions for its customers which enable its customers to adopt SOAs in performance demanding, heterogeneous computing environments.
The group’s standards-based solutions allow the group’s customers across its target markets to develop and deploy integration projects involving hundreds of systems, and tens of thousands of users. The group’s focus on SOA is one of the group’s core competencies. As more organisations deploy SOAs, the group is well positioned to explain and deliver the benefits of an architectural approach to integration.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (continued)
THE GROUP’S OPPORTUNITY (Continued)
The group has had an uncompromising commitment to industry standards since its inception. The group’s early support for CORBA was augmented by technology and products built on later-evolving standards such as J2EE, Extensible Markup Language (“XML”) and Web services. The group is actively involved in industry organisations and standards-setting bodies, particularly the Object Management Group, World Wide Web Consortium, the Organisation for the Advancement of Structured Information Standards, the TeleManagement Forum, the Parlay Group, the Web Services Interoperability Organisation and the OSGi Alliance.
The group’s deep commitment to delivering products based on industry standards mitigates its customers’ risk of being locked into a proprietary single vendor solution. As a result, the group’s standards-based solutions provide its customers with a lower total cost of ownership of software, developer training, implementation services, and ongoing support. The group’s commitment to standards-based solutions is also reflected in its open source programs, a key part of which is the group’s involvement in several open source SOA infrastructure projects in the Apache Software Foundation and its leadership of the Eclipse Foundation SOA Tooling Platform Project. The group’s active involvement and leadership in the communities and projects dedicated to the advancement of open source SOA infrastructure led to the availability in 2006 of the group’s Celtix family of open source infrastructure products and the corresponding services and support offerings designed to help the group’s customers be as successful as possible with their SOA deployments.
Celtix evidences the group’s commitment to open source integration solutions which provide the industry with a lower barrier to entry that can help drive the adoption of SOA-based projects and provide customers with the ability to incrementally adopt a standards-based distributed computing model. The group’s work with various open source communities allows it to provide universal access to innovative technology and to give developers an entry level starting point towards deploying large-scale SOA in their organisations.
For more than a decade, the group has specialised in integrating high-performance, mission-critical, distributed systems. The group’s demonstrated SOA expertise facilitates the connection of its customers’ IT assets to a common backbone which empowers these organisations to leverage and reuse their existing assets. The best SOAs are based on standards, which insulate the customer’s integration investments from future changes in technology, products, selling channels and business processes. As other integration vendors announce their product visions around Web services and SOAs, the group’s solutions are already helping customers solve enterprise integration challenges with these technologies.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (continued)
THE GROUP’S STRATEGY
The group’s objective is to be the leading provider of innovative, distributed standards-based enterprise integration and SOA infrastructure solutions for its customers. The group believes that, as a result of its experience with and technological leadership in SOA computing models and its innovative approach to building a SOA system, it can deliver value to its customers by enabling them to achieve a greater ROI from existing IT assets, streamline and modernise their IT environments to promote business agility and to do so while reducing total fixed costs of IT ownership. To achieve this objective, the group intends to continue to pursue the following:
•	Maintain Technological Leadership in Standards-based Computing. The group has a history of technological leadership and dedication to continuous product improvement. The group’s CORBA-based Orbix product family is the leading enterprise CORBA solution. The group’s Web services-based Artix product family and the group’s open source programs, including the Celtix product family, continue the Orbix tradition by addressing the integration needs, from mainframe environments to mobile computing platforms, of large IT organisations through high performance, standards-based solutions. The group will continue to invest heavily in research and development. By promoting and embracing existing and emerging industry standards and refining the innovative distributed approach to SOA that it pioneered in its products, the group intends to facilitate the broad acceptance of its offerings. The group may acquire businesses, products or technologies that it believes will enhance and expand its current product offerings.

•	Expand the Group’s Customer Base, While Retaining the Group’s Existing Customers. Many of the group’s customers are Global 2000 companies in a variety of industries, including telecommunications, financial services, manufacturing/distribution and government, that are deeply invested in both the group’s products and its architectural approach to integration. The strategic importance of the group’s products allows the group, working with its partners, to develop strong relationships with the group’s customers’ key technology decision makers. In addition, the group’s strategic selling approach facilitates broad adoption of its products throughout a customer’s IT organisation. All of these factors combine to represent an opportunity for the group to continue to present new generations of technology solutions to its existing enterprise customers. At the same time, the broader popularity of Web services gives the group an opportunity to go beyond its traditional customer base to attract new customers that have deployed complex, costly and heterogeneous computing environments. The group believes these new customers are interested in the reductions in IT cost and complexity that Web services and SOA can deliver. The group also believes these new customers will find its traditional, distributed architectural approach, combined with the group’s new generation of Web services integration solutions, compelling and competitive.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (continued)
THE GROUP’S STRATEGY (Continued)
•	Leverage and Expand Strategic Alliances. The group understands that relationships with leading software and other technology vendors, as well as system integrators, create opportunities to gain customers in broader markets than those otherwise available to the group. The group is focused on leveraging its established relationships and forging new alliances to enhance its marketing, selling and implementation initiatives. The group believes that many of these vendors and system integrators seek to partner with strong infrastructure technology providers that will enable them to more rapidly satisfy customer needs. The group has existing relationships with leading software and technology vendors, such as AmberPoint, BEA, Business Objects, IBM, Microsoft, Oracle, Sun Microsystems and Lansa, and global system integrators, such as BearingPoint, Computer Sciences Corporation (“CSC”), LogicaCMG, NEC, NS Solutions, Satyam, CGI and Wipro. The group believes that these relationships better enable it to sell additional products to its existing customer base, acquire new customers and enhance the group’s market share.
THE GROUP’S PRODUCTS
The group delivers value to its customers through the Artix and Orbix product families and the open source Celtix family of distributed SOA infrastructure products. These products employ standards-based technology to address the enterprise integration needs of the group’s customers. Orbix, the group’s CORBA-based product family, continues to support critical applications in the telecommunications, financial services, manufacturing/distribution and government industries. The Artix family of distributed SOA infrastructure products and the group’s Celtix family of open source SOA infrastructure solutions, provide critical Web services-based infrastructure for enterprise integration based on SOA principles. The group’s products allow its customers to generate greater ROI from their existing and future IT assets and investments, drive down the fixed cost of their IT operations, and modernise and streamline their IT environments to make them more agile without ripping out and replacing existing mission critical systems.
ARTIX
Artix is a suite of advanced SOA infrastructure products that enables the group’s customers to deploy SOA in a truly distributed manner. Featuring componentised, technology-neutral SOA infrastructure products that work together or independently, Artix allows the group’s customers unprecedented flexibility in SOA adoption. These products include Artix ESB, Artix Orchestration, Artix Data Services and Artix SOA Works (tooling). Artix is based on a lightweight, microkernel architecture that provides organisations with the ability to incrementally adopt SOA on their own terms, one step at a time.
Artix is designed for organisations with complex and heterogeneous computing environments. These organisations use Artix to represent IT assets as Web services, making it easier to integrate these assets or to consolidate assets without disrupting operations.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
THE GROUP’S PRODUCTS (Continued)
Artix makes Web services immediately useful in an enterprise context. For example, Artix empowers organisations to incorporate the proven enterprise features of their existing computing environments to add security, reliability, availability and management features to Web services. Artix lets organisations reuse existing middleware and application functionality to create secure, manageable Web services-based integration projects.
Artix is available on a wide range of hardware and software platforms including many variants of Unix and Microsoft platforms. Artix is also unique in that it runs natively in mainframe environments, giving organisations the ability to Web service enable IBM’s Information Management Service (“IMS”) and Customer Information Control System (“CICS”) applications. IMS and CICS support large-scale, transaction-intensive mainframe applications. Organisations with large investments in CICS and IMS are committed to the ongoing use of their mainframes, and need a secure means of reusing and extending the life of those investments.
ORBIX
Orbix is the group’s original high performance infrastructure for mission-critical applications. Orbix is a comprehensive and proven platform for extending or integrating the most demanding component-based systems. Orbix encourages a services-oriented approach to component development and integration, with immediate benefits to productivity, efficiency and operational expense.
Orbix is engineered to support the integration of CORBA with other technologies, especially J2EE and Web services. Orbix has been used to encourage the reuse of legacy systems by replacing proprietary application interfaces with standards-based interfaces, to build new, service-oriented systems in Java or C++, to extend the value of mainframe assets by exposing them as services, and to non-intrusively augment existing systems with new functionality. The group’s Orbix offering is augmented by a second similar CORBA solution, Orbacus, which is available in source code form for those customers preferring a source-available product.
Like Artix, Orbix meets the needs of enterprise IT organisations by providing a set of enterprise qualities of service for security, asynchronous messaging, management, transactions, load balancing and fault tolerance.
CELTIX
Celtix is the group’s open source family of distributed SOA infrastructure products for companies seeking an open source option for system integration and SOA implementation. These products include Celtix Enterprise, Celtix Advanced Messaging and Celtix Advanced Service Engine.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
THE GROUP’S PRODUCTS (Continued)
Celtix Enterprise provides a distributed and standards-based enterprise services bus (“ESB”) solution that is technology-neutral, easy to adopt incrementally, and dynamic and adaptable. Celtix Advanced Messaging is a high-performance messaging platform that is based on the open Advanced Message Queuing Protocol (AMQP). Based on code from the Apache Qpid incubator project, Celtix Advanced Messaging supports multiple messaging patterns including point-to-point message queuing and publish-subscribe. Celtix Advanced Service Engine (ASE) is a pluggable services framework based on the code from Apache CXF incubator project. It provides an open source environment for Java developers to create Web services.
Celtix Enterprise, Ceitix Advanced Messaging and Celtix Advanced Service Engine are all certified and tested by the group and come with the group’s support, training and consulting services. The group’s Celtix family of SOA infrastructure products enable customers to leverage the benefits of open source while mitigating the perceived risks.
THE GROUP’S SERVICES
The group provides a variety of support and consulting services to its customers. The group’s professional services personnel provide its customers, partners and internal field organisations with product and architectural consulting services and educational services for Orbix, Artix and Celtix. These personnel are senior technologists, with substantial expertise in leading integration and development technologies. The group’s customer support personnel are dedicated to the ongoing support and maintenance of its products. In addition to telephone-based and on-site product support, the group also provides customers with a self-help support option in the form of a comprehensive online database of technical information and advice.
The group’s customers are encouraged to purchase annualised customer support agreements. Most product support is provided through a combination of telephone and e-mail support from the group’s Dublin, Ireland headquarters and the group’s U.S. subsidiary’s office in Waltham, Massachusetts. The group’s original equipment manufacturers, value-added resellers and independent software vendors depend on the group’s customer service team to provide backup for the front-line support that these vendors provide to their customers.
REVIEW OF THE DEVELOPMENT AND PERFORMANCE OF THE BUSINESS
During 2006, the group achieved several important milestones on its road to sustainable performance and industry leadership. Total revenue growth of 16.5% year-over-year was the first revenue growth year since 2001. The group accomplished this by growing Artix revenue while maintaining Orbix revenue levels. This revenue growth, combined with the group’s efficient cost structure and leverageable business model, resulted in solid profitability and positive cash flow.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
REVIEW OF THE DEVELOPMENT AND PERFORMANCE OF THE BUSINESS (Continued)
Financial Performance Indicators
The consolidated income statement for the year ended December 31, 2006, and the consolidated balance sheet at that date are set out on pages 51 and 52. The profit before taxation for the year ended December 31, 2006, amounted to US$5.4 million compared with a loss of US$3.1 million for the year ended December 31, 2005. The profit for the year ended December 31, 2006 attributable to equity holders of the company amounted to US$4.2 million compared to a loss of US$4.0 million for the year ended December 31, 2005.
Some financial performance indicators, in respect of 2006, are set out in the table below:
Financial Performance Indicators

	2006	2005
	US$’000	US$’000
Total revenue	77,838	66,806
Marketable securities and cash and cash equivalents	53,669	51,621
Operating profit/( loss)	3,646	(3,890)

	US$	US$
Diluted earnings/floss) per Ordinary Share	0.11	(0.11)
Total Revenue
To date, the group has derived most of its revenue from the licensing of its enterprise integration software products that currently comprise its Orbix products, and fees from related services.

	2006	2005	%
	US$’000	US$’000	Change
Product revenue	42,056	33,630	25.1%
Service revenue	35,782	33,176	7.9%

Total revenue	77,838	66,806	16.5%

Total revenue increased by 16.5% to US$77.8 million in 2006 from US$66.8 million in 2005. Total revenue from customers located outside of the United States represented 45.1% of total revenue in 2006 and 51.8% of total revenue in 2005. The total number of revenue transactions over US$250,000 increased to 54 in 2006 from 48 in 2005. There was an increase in average transaction size to approximately US$75,000 in 2006 from US$64,000 in 2005. Due in part to industry consolidation in some of the vertical markets the group serves, sales to the group’s two largest customers represented approximately 28% of the group’s net revenue for the year ended December 31, 2006. No customer accounted for more than 10% of the group’s revenue in 2005.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
REVIEW OF THE DEVELOPMENT AND PERFORMANCE OF THE BUSINESS (Continued)
The increase in both product and service revenue was attributable to increased demand for the group’s Artix family of products. More specifically, consulting and training revenue increased by US$2.6 million, or 75.1%, to US$6.1 million in 2006 from US$3.5 million in 2005. The increase in consulting and training revenue is primarily attributable to consulting engagements relating to the Artix product family. Maintenance revenue remained flat at US$29.7 million in both 2006 and 2005. In 2006, the increase in Artix support contracts was partially offset by the expiration of Orbix support contracts from prior years. The group expects the dollar amount of support agreements for the Orbix product family to continue to decline, as the product family continues to age, and be offset by an increase in support contracts for the Artix product family.
Gross Margin
Product and service gross margins are set out in the following table:

Gross Margin
Year	Product	Service
2006	98.7%	63.1%
2005	98.5%	64.1%
The improvement in product gross margin year-over-year is primarily attributable to a decrease in amortisation of certain other assets in 2006, when compared to the prior period.
The decrease in service gross margin from 2005 to 2006 was primarily attributable to an increase in external contract labor used to service consulting revenue.
Profit from Operations
The group generated an operating profit of US$3.6 million, or 4.7% of total revenue, in 2006 compared to an operating loss of US$3.9 million, or 5.8% of total revenue, in 2005.
Non-Financial Performance Indicators
Open source program growth is a non-financial performance indicator, in respect of 2006, as it indicates market acceptance of the group’s introductory software.
EMPLOYEES
The group recognises that its employees are a significant asset and has processes in place to provide its employees with a positive and safe work environment.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
PRINCIPAL RISKS AND UNCERTAINTIES
The principal risks and uncertainties which the group faces are:
•	The group’s revenue and profitability depend on the overall demand for the group’s products and services. Reductions in the level of overall spending by the group’s customers on information technology or information technology solutions could materially adversely affect demand for the group’s products and services which could result in decreased revenue or lower growth rates because the group’s sales depend in part on the group’s customers’ levels of funding for new or additional information technology systems or services;
•	The group’s lengthy and variable sales cycle makes it difficult to predict the group’s operating results. Prospective customers often dedicate a significant amount of time to evaluating the group’s products before licensing them. During the evaluation process, prospective customers may decide not to purchase, may delay a purchase or may scale down proposed orders of the group’s products;
•	The group’s future revenue depends upon the evolution and adoption of web services; and related integration and infrastructure solutions in support of new computing models, including SOA;
•	The group depends on large transactions for a significant portion of its revenue and the delay or loss of any major customer order could adversely affect the group’s results of operations and financial condition;
•	The group derives a significant amount of revenue from customers in a limited number of industries and the groups business and results of operations could be adversely affected by significant changes in those industries;
•	Potential defects, errors or bugs in the group’s software products or failure to provide services for the group’s customers could cause the group’s revenue to decrease, cause the group to lose customers and damage the group’s reputation; and
•	The group is involved in an open source initiative which may not be profitable or achieve widespread acceptance.
DIVIDENDS
The directors of the company do not propose the payment of a dividend for the year ended December 31, 2006 (2005:US$Nil).
LIKELY FUTURE DEVELOPMENTS
In 2007, the group expects to announce revisions and update releases of many current products, as well as delivering a variety of support and consulting services. The group intends to further expand its core product functionality as well as to continue to develop complementary products that enhance its software products.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
FINANCIAL RISK MANAGEMENT
The board sets the treasury polices and objectives of the group, which include controls over the procedures used to manage financial risk.
The group makes limited use of financial instruments throughout its business. Cash and cash equivalents and short-dated liquid investments are used to finance the group’s operations. Trade receivables and trade payables arise directly from operations. The group has not entered into any borrowing or other financial liability arrangement, has not traded in any financial instruments nor has it entered into any derivative transactions during 2006 or 2005.
Details of the group’s financial risk management polices are set out in detail in note 22 to the consolidated financial statements.
IMPORTANT EVENTS SINCE THE YEAR END
On January 25, 2007, Mr. John Conroy retired as a director and member of both the Audit Committee and Nominating and Corporate Governance Committee.
On January 25, 2007, Mr. Bruce J. Ryan was appointed as a member of the Nominating and Corporate Governance Committee.
On January 25, 2007, Mr. James D. Maikranz was appointed as a member of the Audit Committee.
On March 6, 2007, the company purchased substantially all of the assets of Century 24 Solutions Limited (“C24”), a software development firm specialising in data management and transformation technology. The acquisition brings additional data services capabilities to the Artix family of distributed SOA infrastructure solutions.
On April 10, 2007, the company purchased substantially all of the assets of LogicBlaze, Inc., a provider of open source solutions for SOA and business integration. The acquisition enables the group to accelerate its strategy of delivering enterprise open source SOA solutions to the large IT organisations typified by the group’s customers.
There have been no other important events since the year end.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
BOOKS OF ACCOUNT
 The directors have appointed a Chief Financial Officer, Mr. Robert McBride, who reports to the board and ensures that the company complies with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records. Prior to his appointment as Chief Financial Officer, Mr. McBride acted as Interim Chief Financial Officer for the period October 2005 until February 2006, during which time he was responsible for compliance with the requirements of Section 202 of the Companies Act, 1990, relating to the keeping of proper accounting books and records.
The books and accounting records of the company are kept and maintained at the company’s registered office at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4.
DIRECTORS
 The directors are as listed on page 2 and, unless otherwise indicated, have served throughout the year.
On February 8, 2006, Mr. William Burgess, director and Chairman of the Audit Committee, died.
On June 1, 2006, Mr. Bruce J. Ryan was appointed as a director and Chairman of the Audit Committee. Mr. Ryan was re-appointed as a director at the 2006 AGM of the company in accordance with the Articles of Association of the company.
On January 25, 2007, Mr. John Conroy retired as a director and member of both the Audit Committee and Nominating and Corporate Governance Committee.
On January 25, 2007, Mr. Bruce J. Ryan was appointed as a member of the Nominating and Corporate Governance Committee.
On January 25, 2007, Mr. James D. Maikranz was appointed as a member of the Audit Committee.
Dr. Ivor Kenny, Mr. Francesco Violante and Mr. Peter Zotto retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election.
DIRECTORS’AND SECRETARY’S INTERESTS IN SHARES
 The direct and beneficial interests of the directors and the secretary (including those of their respective spouses and minor children) in the ordinary share capital of IONA Technologies PLC at the beginning of the financial year (or at the date of appointment, if later) and at the end of the financial year were as follows:

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES (Continued)

	Ordinary Shares of
	€0.0025 each		Options
	01/01/2006		01/01/2006
	(or date of		(or date of
	appointment,		appointment,
	if later)	12/31/2006	if later)	12/31/2006
Directors
Mr. Peter Zotto	21,000	23,000	620,000	745,000
Mr. Kevin Melia	46,044	46,044	205,250	226,250
Dr. Christopher J. Horn	2,338,414	2,338,414	3,200	24,200
Dr. Sean Baker	1,170,885	1,170,885	77,700	77,700
Dr. Ivor Kenny	11,800	11,800	77,334	80,334
Mr. John Conroy	18,000	18,000	60,000	81,000
Mr. Francesco Violante	1,300	1,300	60,000	63,000
Mr. James D. Maikranz	—	750	60,000	63,000
Mr. William Burgess*		—	36,000	36,000
Mr. Bruce J. Ryan**	—	—	30,000	30,000

Secretary
Mr. Christopher M. Mirabile	200	200	167,101	217,101
The directors and the company secretary did not have any direct or beneficial interest in the shares of other group companies at the beginning of the financial year, or at the date of appointment, if later, and end of the financial year.

*	On February 8, 2006 Mr. William Burgess, director and Chairman of the Audit Committee, died. The vesting scheme for options in respect of Ordinary Shares which Mr. Burgess was granted accelerated on his death and, under the plan, his estate are entitled to exercise the accelerated options at any time until expiration of the option term (such term being 10 years).

**	On June 1, 2006, Mr. Bruce J. Ryan was appointed as a director of the company and, upon his appointment as a director, was granted 30,000 share options on the same date.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
DIRECTORS’ AND SECRETARY’S INTERESTS IN SHARES (Continued)
 In the period from January 1, 2007 to April 27, 2007, there were no changes from the above interests in shares of the directors and secretary except for the purchase, on February 1, 2007, of 1,000 Ordinary Shares of €0.0025 under the 1999 Employee Share Purchase Plan by Mr. Peter Zotto, 75,000 options and 41,500 Phantom Share Units* over Ordinary Shares of €0.0025 each granted to Mr. Peter Zotto on February 12, 2007 under the 2006 Share Incentive Plan and 25,000 options and 14,000 Phantom Share Units over Ordinary Shares of €0.0025 each granted to Mr. Christopher Mirabile on February 12, 2007 under the 2006 Share Incentive Plan.

*	A Phantom Share Unit is a share-based award to a grantee subject to such restrictions and conditions as may be imposed at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives. If the performance-based objectives are not achieved in respect of the 41,500 and 14,000 Phantom Share Units granted, respectively, to Mr. Zotto and Mr. Mirabile, zero per-cent (0%) of the award will vest. if the performance-based objectives are achieved, a range of thirty per-cent (30%) to one hundred per-cent (100%) of the award (i.e. 12,450 to 41,500 ADR’s in respect of Mr. Zotto’s grant and 4,200 to 14,000 ADR’s in respect of Mr. Mirabile’s grant) may vest over a three year vesting term. If the performance-based objectives are exceeded, a maximum of one hundred and twenty per-cent (120%) of the award, (i.e 49,800 ADR’s in respect of Mr. Zotto and 16,800 ADR’s in respect of Mr. Mirabile), may vest over a three year vesting term.
MAJOR SHAREHOLDERS
 The following table sets forth, as at December 31, 2006, the number of Ordinary Shares owned by all shareholders who the company knew to beneficially own more than five percent (5%) of the company’s Ordinary Shares.

		Percentage of
	Ordinary Shares of	Ordinary Shares of
	€0.0025 each	€0.0025 each
	beneficially owned	beneficially owned as
Name of Major Shareholder	as of 12/31/2006	of 12/31/2006

Dr. Christopher J. Horn	2,338,414	6.55%*

Schroder Investment Management International Ltd (1)	3,074,962	8.62%*

*	These percentages are based on an issued share capital of 35,657,209 as at December 31, 2006.

(1)	Schroder Investment Management International Ltd. reported to the company on April 11, 2007 that it beneficially owned an aggregate of 2,049,764 ADRs as of April 11, 2007, representing 5.69% of the company’s issued share capital.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
MAJOR SHAREHOLDERS (Continued)
 Peninsula Capital Management reported to the company on January 23, 2007, that it had a reportable interest in the company as of January 8, 2007 of 4,248,952 ADR’s, representing 11.91% of the company’s issued share capital.
The issued share capital of 35,657,209 as at December 31, 2006 excludes an aggregate of 272,418 Ordinary Shares issuable pursuant to contractual obligations of the company. In addition, Bank of Ireland Nominees Ltd. is currently the nominee holder of Deutsche Bank Trust Company Americas, as depositary under the Amended and Restated Deposit Agreement dated as of April 26, 2004, among the company, the depositary and the holders and beneficial owners of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”) issued thereunder. As at December 31, 2006, Bank of Ireland Nominees Ltd., as nominee of the depository, held 30,146,638 ADSs representing the 30,146,638 Ordinary Shares deposited under the deposit agreement. Bank of Ireland Nominees Ltd. is not the beneficial owner of the shares.
CORPORATE GOVERNANCE STATEMENT
Introduction
 The company is committed to maintaining the highest standards of corporate governance. This statement sets out the key corporate governance principles and practices of the company. The company’s ADRs are listed on NASDAQ in the US. In addition, it has a secondary listing of its shares on the Irish Stock Exchange (“ISE”).
Board practices and procedures have been and are being revised, wherever necessary, to comply with the applicable requirements of the rules issued by the United States Securities and Exchange Commission (“SEC”) to implement the applicable elements of the Sarbanes-Oxley Act of 2002 and the Combined Code (as revised), as well as the rules of the NASDAQ and ISE.
The Combined Code introduced in July 2003* has applied to the company since January 1, 2004. The statement set out below explains how the company applies the principles and supporting principles set out in Section 1 of the Combined Code. Except where indicated below, the company has complied with the provisions set out in Section 1 of the Combined Code throughout the year.

*	The 2003 Combined Code has been superseded and replaced by the Combined Code of June 2006. However, this 2006 version of the Code only applies to reporting years commencing after November 2006. Consequently, the company is reporting under the 2003 Combined Code.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Board
 The following are the current members of the board of directors of the company: Mr. Peter Zotto, Mr. Kevin Melia, Dr. Christopher J. Horn, Dr. Sean Baker, Dr. Ivor Kenny, Mr. Francesco Violante, Mr. James Maikranz and Mr. Bruce Ryan. Brief biographical details on each of the directors (including those being proposed for re-election as directors at the forthcoming annual general meeting) are set out below in the section entitled ‘Director Biographical Details’.
Role of the Board
 The board is satisfied that it is a well-balanced and effective team to lead and control the company.
Whilst the board has delegated certain of its responsibilities to committees of the board, it reserves for itself particular matters on which it takes the ultimate decision. There has been no formal schedule of these matters drawn up as recommended under the provisions of the Combined Code, however matters reserved for decision to committees of the board are fully set out in the charter of the particular committee.
The board takes overall responsibility for approving the strategy of the group, for the review and approval of financial reporting and controls, for the approval of any capital and revenue expenditure of a significant size, for board membership and appointments, for corporate governance matters and for the approval of group policies and risk management strategies. Specific matters reserved for board decision include acquisitions not requiring shareholder approval and decisions on strategic investment.
The board has delegated responsibility for the day-to-day management of the group, through the Chief Executive Officer, to the executive management team. The Chief Executive Officer is accountable to the board for all authority delegated to executive management.
The directors have access to independent professional advice, at the company’s expense, if and when required. All directors also have access to the advice and services of the company secretary. The company secretary is also responsible for ensuring board procedures are followed. The board regularly reviews its responsibilities and those of its committees (see below) and undertakes an annual evaluation process in respect of the board, its committees and each of the directors, including the Chairman (see below).
Board Balance and Independence
 The board currently consists of two executive and six non-executive directors. Brief biographical details of the directors are set out below in the section entitled ‘Director Biographical Details’. On February 8, 2006, Mr. William Burgess, non-executive director and Chairman of the Audit Committee, died. On June 1, 2006, Mr. Bruce J. Ryan was appointed as a director and Chairman of the Audit Committee. On January 25, 2007, Mr. John Conroy retired as a director and member of both the Audit Committee and Nominating and Corporate Governance Committee. On January 25, 2007, Mr. Bruce J. Ryan was appointed as a member of the Nominating and Corporate Governance Committee and Mr. James D. Maikranz was appointed as a member of the Audit Committee.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
 With the exception of Mr. Peter Zotto and Dr. Seán Baker, all members of the board are non-executive directors. The board considers that between them, the directors bring the range of skills, knowledge and experience, including international experience, necessary to lead the company.
The board has considered the recommendations set out in the Combined Code and, notwithstanding the matters referred to below, it is the belief of the board that all of the non-executive directors, with the exception of Dr. Christopher J. Horn, can be considered independent within the provisions of the Combined Code and that all non-executive directors are independent in character and there are no relationships or circumstances which have affected or are likely to affect the exercise of their independent judgement. This is evidenced in the deliberations of the board on issues of strategy, performance, resources, key appointments and standards of conduct.
The board has considered the recommendations under the provisions of the Combined Code regarding independence, and specifically the fact that non-executive directors participate in company share option schemes. Up until August 24, 2006, two company share option schemes were relevant to the non-executive directors of the company: the 1997 Director Share Option Scheme and the 1997 Share Option Scheme. Both the 1997 Director Share Option Scheme and the 1997 Share Option Scheme were scheduled to expire in 2007. Consequently, on May 10, 2006, the Board of Directors, upon the recommendation of the Compensation Committee, adopted the IONA Technologies PLC 2006 Share Incentive Plan as a proposed replacement share based scheme for both the 1997 Director Share Option Scheme and the 1997 Share Option Scheme. Effective upon the approval by the company’s shareholders of the 2006 Share Incentive Plan on August 24, 2006, the 1997 Director Share Option Scheme and the 1997 Share Option Scheme were both terminated and replaced by the 2006 Share Incentive Plan. The non-executive directors are, as and from August 24, 2006, eligible to participate in the 2006 Share Incentive Plan (as more fully described in the Compensation Report on behalf of the Board).
The non-executive directors are entitled to the automatic granting of share options under the 2006 Share Incentive Plan on a periodic basis as set out in the Compensation Report. The board of directors has designated the Compensation Committee as the administration of the 2006 Share Incentive Plan and the Compensation Committee may, under this scheme, grant options to non-executive directors. To date, no options have been granted to non-executive directors under the 2006 Share Incentive Plan. The grants of options made to non-executive directors under the 1997 Director Share Option Scheme and the 1997 Share Option Scheme were modest in size and the board has determined that such grants do not affect the independence of the non-executive directors as they have not affected, nor are they likely to affect, the independent judgement of the non-executive directors.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
 As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, and specifically the recommendation regarding close family ties with advisors, the board has considered the fact that Mr. Mark Kenny, a principal of K Capital Source Limited (“K Capital”), is the son of one of the non-executive directors, Dr. Ivor Kenny. The company has engaged K Capital to provide capital market communication and advisory services. K Capital provides a valuable service to the company, the fees for which are based on going market rates for such services, and the board has determined that the relationship between Dr. Kenny and one of the principals of K Capital has not affected, nor is it likely to affect, Dr. Kenny’s independent judgement. Furthermore, Dr. Kenny’s interaction with K Capital as a non-executive director of the company is minimal.
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, and specifically the recommendation that the board should consider the effect (if any) on a non-executive director’s independence where he has served in excess of nine years on the board, the board has considered whether the fact that Mr. Kevin Melia has served as a non-executive director since 1994 affects his independence. During the years since his appointment as a non-executive director, Mr. Melia has held a number of important executive positions in other companies including Chief Executive Officer of Manufacturers’ Services Limited, Chief Financial Officer of Sun Microsystems and President of Sun Microsystems. Mr. Melia also served as Chairman of the Board of Manufacturers’ Services Limited, from January 2002 to January 2003 and is currently a non-executive director of Lightbridge, Inc., RadiSys Corp, C&S Wholesale Grocers, lnc. and is a director of Boulder Brook Partners LLC. Taking into account the key executive roles held by Mr. Melia in the past, the fact that he was only appointed Chairman in May 2003, the considerable business experience he brings to the company, his current non-executive director commitments with other companies, his ongoing business interests outside the group and the fact that he is considered independent under SEC and NASDAQ stock market rules, the board has determined that Mr. Melia’s length of service on the board does not affect his independence as non-executive director on the basis that it has not affected, nor is it likely to affect, his independent judgement.
As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, the board has considered the fact that Mr. Kevin Melia, formerly a member of the board of directors of eircom Group PLC (“eircom”) and a non-executive director of the company and Mr. John Conroy, formerly a non-executive director of the company and a member of the board of directors of eircom, were, until August 2006, concurrent members of the board of directors of eircom. The company provides product-related consulting services and support services to eircom on a fully arm’s length basis. Accordingly, the board has determined that the relationships between both Mr. Melia and Mr. Conroy and eircom did not affect Mr. Melia’s or Mr. Conroy’s independent judgement.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
 As recommended by the provisions of the Combined Code in relation to the independence of non-executive directors, the board has considered the fact that Mr. Kevin Melia, a non-executive director of the company, was, until July 2006, a member of the board of directors of Manugistics Inc. The company provides software licenses on a fully arm’s length basis to Manugistics Inc. Accordingly, the board has determined that the relationship between Mr. Melia and Manugistics Inc. did not affect Mr. Melia’s independent judgement.
The board has not appointed a senior independent non-executive director to date (as recommended under the provisions of the Combined Code), as it does not hold any one independent non-executive director senior to another. The board continues to keep this matter under review.
The role of the Chairman, which is non-executive, is separate from the role of Chief Executive Officer, and although not formally documented and agreed by the board, other than as set out in the company’s Articles of Association and the board committee charters, the division of responsibility between the two is clearly established.
Mr. Peter Zotto holds the position of Chief Executive Officer and Mr. Kevin Melia continues to serve as non-executive Chairman of the board.
The Chairman
 Mr. Kevin Melia has served as Chairman of the company since May 2003. He is responsible for the leadership of the board and setting its agenda. He also ensures, with the help of the company secretary, that all directors receive accurate, timely and clear information and, in particular, he facilitates and assists the non-executive directors in connection with their role and responsibilities.
The Chairman has other commitments in his roles as a non-executive director of Lightbridge Inc., RadiSys Corporation, C&S Wholesale Grocers, lnc and as a director of Boulder Brook Partners LLC. However the board is satisfied that these do not interfere with the performance of his duties as Chairman of the company.
The Vice-Chairman
 Dr. Christopher J. Horn has served as Vice Chairman of the board since April 2005. He assists and supports the Chairman in discharging the responsibilities of providing leadership of the board and setting its agenda. Dr. Horn served as Chief Executive Officer of the company and as an executive director from May 2003 until April 2005. Prior to this, Dr. Horn served as Chairman of the Board since the company’s inception through to May 2003.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Induction & professional development
 Directors are given a detailed briefing on their initial appointment and periodically receive briefings and updates from the company’s lawyers regarding their responsibilities under Irish company law and state and federal laws of the United States of America. The Chairman also gives periodic briefings to the directors regarding their role and responsibilities. In addition, the Nominating and Corporate Governance Committee, in keeping with its chartered responsibilities, monitors the overall mix of board skills, regularly evaluates the effectiveness of the board and its members, and addresses any areas which would benefit from further development.
Copies of board papers are circulated to directors in advance of meetings. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered.
Appointments to the Board
 Non-executive directors are not appointed for specific terms by the company (as recommended under the provisions of the Combined Code) but all directors are required to stand for election by shareholders at the annual general meeting following appointment by the board and thereafter for re-election on a three year rotational basis which assists in ensuring planned and progressive refreshing of the board. The board believes that the fixing of specific terms for nonexecutive directors could restrict the experience and knowledge of the business gained by the non-executive directors.
A non-executive director who has served on the board for in excess of nine years is not subject to annual re-election as recommended by the provisions of the Combined Code. This currently arises in relation to Mr. Kevin Melia only, who has served on the board since 1994. The board is keeping this matter under review.
Dr. ivor Kenny, Mr. Francesco Violante and Mr. Peter Zotto are being proposed for re-election as directors at the forthcoming annual general meeting. Brief biographical details on each of these directors are set out below in the section entitled ‘Director Biographical Details’.
Board Evaluation
 Commencing in December 2006, the board undertook a process of evaluation of the performance of the board, the board’s committees and of each of the directors individually, including the Chairman. Each non-executive director was required to complete a detailed confidential questionnaire evaluating his own performance, the individual performance of each of his fellow directors, both executive and non-executive (including the Chairman), the performance of the board as a whole and the performance of the board’s committees.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
This evaluation process was co-ordinated on a confidential basis by the company secretary and the Chairman. The Chairman and the Nominating and Corporate Governance Committee reviewed and considered the results of each evaluation. Following this review and consideration, in March 2007, the Chairman reported back to the board as a whole on the results of the evaluation process, spoke to each committee chairman about the results of their committee evaluation and discussed with each director individually the results of their self and peer evaluations.
In conformity with the recommendation of the Combined Code that the non-executive directors meet without the Chairman present to formally appraise the Chairman’s performance, the Nominating and Corporate Governance Committee met without the Chairman present to formally appraise his performance. The Nominating and Corporate Governance Committee reported to the board on the results of the committee’s evaluation of the Chairman’s performance.
Director Biographical Details
Mr. Peter M. Zotto is being proposed for re-election as a director at the forthcoming annual general meeting. Mr. Zotto has served as Chief Executive Officer and an executive director since April 2005. Mr. Zotto served as Chief Operating Officer from October 2003 until April 2005 and as President from October 2004 until April 2005. Prior to joining IONA, Mr. Zotto was the Chief Executive Officer of Proteus Industries, Inc., a life sciences company, from January 2003 until August 2003. Mr. Zotto is the founder of Claright, a consulting firm specialising in providing marketing expertise to small to mid-sized companies, and served as its President from April 2001 through October 2002. From September 1999 through March 2001, Mr. Zotto was Chief Executive Officer of WBT Systems, Inc., an e-learning software company. Mr. Zotto held a number of executive management positions at Digital Equipment Corporation from 1992 though 1999, including General Manager and Vice President, Workstations Business, Vice President European Sales and Marketing and General Manager, Systems Business Unit.
Mr. Francesco Violante is being proposed for re-election as a director at the forthcoming annual general meeting. Mr. Violante has served as a non-executive director since May 2001. Since June 2006, Mr. Violante has served as Chief Executive Officer of the SITA Group, a Swiss-based global airline reservation systems company. Mr. Violante served as Regional Vice President of Electronic Data Systems Corp Europe from October 2000 to May 2003. From May 2003 until June 2006, Mr. Violante served as Managing Director of SITA, Inc., and as its Senior Vice President, from October 1999 to September 2000. Mr. Violante served as Chief Information Officer of Telecom Italia SpA, an Italian telephone company, from September 1998 to October 1999. Prior to September 1998, Mr. Violante held numerous executive management positions at Compaq Corporation Europe and Digital Equipment Corporation.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Dr. Ivor Kenny is being proposed for re-election as a director at the forthcoming annual general meeting. Dr. Kenny has served as a non-executive director since August 1999. Dr. Kenny has written twelve books on strategic leadership, for one of which he was awarded a DLitt and Outstanding Doctor of the Year. He is a director of the Irish-based international media group Independent News and Media PLC, a former Chairman of the Irish-based Smurfit Paribas Bank and of Odyssey PLC and a former director of Kerry Group PLC. Dr. Kenny served, from 1982 until November 2006, as Senior Research Fellow at University College Dublin, where he worked with international organisations on their strategies. He is President of the International Management Centres. He was Director General of the Irish Management Institute from 1962 to 1983, Chancellor of the International Academy of Management from 1982 to 1987, Executive-in-Residence at Indiana University in 1986 and a Fulbright Fellow at American universities. He holds a number of distinctions and honorary doctorates and was invested a Knight Commander of the Order of St. Gregory by Pope John Paul II. He was awarded the Gold Medal of Honor of the Comite International de I’Organisation Scientifique and the First Economics Award of the Economic Development Foundation, Texas.
Mr. Kevin Melia has served as Chairman of the Board since May 2003 and as a non-executive director from May 1994 through May 2003. Mr. Melia served as Chairman of the Board of Manufacturers’ Services Limited, an electronics manufacturing outsourcing company from January 2002 to January 2003. From June 1994 to January 2002, Mr. Melia served as Chief Executive Officer of Manufacturers’ Services Limited. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is a non-executive director of RadiSys Corp., a U.S.-based embedded solutions company, C&S Wholesale Grocers, Inc, a U.S.- based wholesale grocery distributor, and is a director of Boulder Brook Partners LLC, a U.S. — based private investment firm. He is also the non-executive chairman of Lightbridge, Inc., a U.S.- based transaction processing software company.
Dr. Christopher J. Horn has served as Vice Chairman of the Board since April 2005. Dr. Horn served as Chief Executive Officer and as an executive director from May 2003 until April 2005. Dr. Horn served as Chairman of the Board since the company’s inception through to May 2003. Dr. Horn co-founded the company in March 1991. He was the initial developer of lONA’s Orbix product and served as President and Chief Executive Officer from the company’s inception until May 2000. Dr. Horn received his Doctorate in Computer Science from Trinity College, Dublin. Dr. Horn serves as a director for the charitable organisation UNICEF Ireland. Dr. Horn currently serves on the Board of Directors of UUTECH, the University of Ulster’s technology and knowledge transfer company, Cloudsmith Inc, a U.S.-based software tooling company, Sli Siar Teoranta, an Irish-based business consultancy company and LeCayla Technologies Limited, an Irish-based software billing systems company. Dr. Horn received an honorary Doctor of Science from Trinity College, Dublin and the Gold Medal for Industry from the Industry and Commerce Committee of the Royal Dublin Society in 2001.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Dr. Seán Baker has served as Chief Corporate Scientist since May 2003. Dr. Baker has served as an executive director since March 1991. Dr. Baker co-founded the company in March 1991, and served as Senior Vice President from March 1991 until 1996, as Executive Vice President, Customer Services from 1996 until 1999, as Chief Scientific Officer from 1999 until November 2000, as Executive Vice President and Chief Technology Officer from November 2000 until September 2001, and as Chief Corporate Officer from September 2001 though May 2003. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin. Dr. Baker currently serves on the board of directors of National Digital Research Centre Limited, an Irish based technology research and innovation company.
Mr. James Maikranz has served as a non-executive director since July 2001, Mr. Maikranz was employed by J.D. Edwards & Company, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as Senior Vice President of Worldwide Sales. Prior to joining J.D. Edwards & Company, Mr. Maikranz was employed by SAP AG, a provider of e-business software solutions, from January 1992 until September 1998, most recently as Senior Vice President of Sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, a software company specialising in the oil and gas industry, and Info Services, a company providing human resources based software applications. Mr. Maikranz was a founder and member of the Board of Directors of the Chaptec Solutions Company, a management consulting firm. Mr. Maikranz has been an advisory board member for i2 Technologies, Inc., a supply chain optimisation company, and currently serves on the board of directors of Servigistics, Inc., a global service parts management solutions company, Taleo Corporation (formerly known as Recruitsoft, Inc.), and DataSynapse, Inc., a grid computing software application company. He also served on the Board of Directors at E5 Systems, Inc. prior to its dissolution in 2005.
Mr. Bruce Ryan has served as a non-executive director since June 2006. From November 2003 to June 2004, Mr. Ryan served as the Interim Chief Executive Officer of Silverstorm Technologies, Inc., a networking technology company. From February 1998 to November 2002, Mr. Ryan served as Executive Vice President and Chief Financial Officer of Global Knowledge Network Training LLC, a provider of information technology learning services and certifications, and from July 1994 to October 1997, he served as the Executive Vice President and Chief Financial Officer of Amdahl Corporation, a provider of information technology solutions. In addition, from 1969 to 1994, Mr. Ryan held various executive positions at Digital Equipment Corporation, including Senior Vice President of Financial Services, Senior Vice President of Industry Marketing and Vice President and Corporate Controller. Mr. Ryan also currently serves on the boards of Kronos Incorporated and KVH Industries, Inc. and is the chairman of the Kronos and KVH audit committees.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Board and Committee Meetings
The board meets regularly throughout the year and all directors have appropriate and timely access to the information necessary to enable them to discharge their duties. The Chairman also holds regular meetings with the non-executive directors.
There were 12 scheduled meetings of the board during 2006. Details of directors’ attendance at those meetings are set out in the table on page 29. Directors unabie to attend a board meeting due to other engagements are nevertheless provided with all the papers and other information relevant for such meeting and are able to discuss any issues arising at the meeting with the Chairman or Chief Executive and to furnish a proxy with respect to any matter being resolved upon, should they choose to do so. The Chairman sets the agenda for each meeting in consultation with the Chief Executive Officer and the company secretary.
Board Committees
The company has an effective committee structure in place to help it in the discharge of its responsibilities. Each of the committees has clearly defined terms of reference, procedures, responsibilities and powers. The terms of reference of the committees are available on the investor relations section of company’s website (http://www,iona.com/), are publicly available from the company’s SEC filings or available on request from the company secretary and are also made available at each annual general meeting of the company. Functions and membership of board committees are described below. Membership and chairmanship of board committees is kept under review to ensure that undue reliance is not placed on particular individuals.
Audit Committee
The Audit Committee oversees the group’s accounting and financial reporting process and the audit of the group’s financial statements, recommends independent accounting firms to shareholders for appointment, and approves the fees and other compensation to be paid to the auditors. In 2006, the Audit Committee was composed of Mr, John Conroy, Mr. Kevin Melia and Mr. William Burgess until Mr. Burgess’ death on February 8, 2006. At the time of his death, Mr. Burgess was chairman of the Audit Committee. NASDAQ listing standards require that an audit committee be composed of at least three members. In the event of a vacancy on an audit committee, the NASDAQ listing standards provide that an issuer must come back into compliance with the three-member requirement on or before the earlier of the issuer’s next annual shareholder meeting or the first anniversary of the occurrence of the event that caused the failure to comply. On June 1, 2006, Mr. Bruce Ryan was appointed as chairman of the Audit Committee. For the remainder of 2006, the Audit Committee was composed of Mr. Conroy, Mr. Melia, and Mr. Ryan. Mr. Conroy retired as a member of the Board of Directors and Audit Committee on January 25, 2007, and Mr. James Maikranz was appointed as a member of the Audit Committee to fill the vacancy. The Audit Committee is currently composed of Mr. Melia, Mr. Ryan and Mr. Maikranz. The responsibilities of the Audit Committee are set forth in its charter and include reviewing the company’s annual and quarterly financial statements and taking steps to ensure that an independent accounting firm reviews the company’s financial statements prior to their filing with the ISE, the SEC or other regulatory bodies.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
The Audit Committee also reviews the terms of all material transactions and arrangements between the company and its subsidiaries at least once each year. The Audit Committee also reviews the performance of the group’s independent accounting firm, their independence and objectivity, and the nature and extent of any non-audit work carried out by them for the group and reviews the scope and results of the group’s audit and its costs, and effectiveness and adequacy of the internal financial and accounting controls.
In summary, the Audit Committee undertook the following work during the year ended December 31, 2006:
•	reviewed the group’s annual and quarterly financial statements;

•	reviewed and approved the corporate investment policy of the company;

•	reviewed and approved the company’s Annual Report on Form 20-F;

•	reviewed the ongoing implementation of Section 404 of Sarbanes-Oxley Act 2002 compliance program;

•	reviewed the effectiveness of the system of internal control;

•	reviewed whether there was a need for an internal audit function and concluded that there was no such requirement on the basis that the system of internal control which the company has in place is sufficient. Where necessary the system of internal control is being enhanced as the company reviews it for compliance with US requirements;

•	reviewed and pre-approved the provision of non-audit services; and

•	reviewed and approved the audit plan for 2006.
The Audit Committee met 9 times during 2006. Details of directors’ attendance at those meetings are set out in the table on page 29.
Compensation Committee
The Compensation Committee establishes and reviews overall policy and structure with respect to compensation matters, including the determination of compensation arrangements for the company’s Chairman, executive directors, executive officers and key employees. The Compensation Committee consults with the Chairman and/or the Chief Executive Officer about their proposals relating to the remuneration of other executive officers and has access to professional advice inside and outside the company. The Compensation Committee is also responsible for the administration and award of equity incentives pursuant to the company’s equity incentive plans and administration of the company’s 1999 Employee Share Purchase Plan. The current members of the Compensation Committee are Dr. Ivor Kenny, Mr. James Maikranz, and Mr. Francesco Violante. Dr. Kenny serves as Chairman of the Compensation Committee.
The Compensation Committee met 10 times during 2006. Details of directors’ attendance at those meetings are set out in the table on page 29.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee reviews the composition, size and organisation of the board of directors and makes recommendations to the board with regard to any new appointments or adjustments deemed necessary. The Nominating and Corporate Governance Committee reviews and assesses the adequacy of the Code of Business Conduct and Ethics at least annually and monitors its compliance. In 2006, the Nominating and Corporate Governance Committee was composed of Mr. Kevin Melia, Dr. Ivor Kenny and Mr. John Conroy. Upon Mr. Conroy’s retirement from the board of directors and the Nominating and Corporate Governance Committee on January 25, 2007, Mr. Bruce Ryan was appointed as a member of the committee to fill the vacancy. The Nominating and Corporate Governance Committee is currently composed of Mr. Meiia, Dr. Kenny and Mr. Ryan. Mr. Melia currently serves as Chairman of the Nominating and Corporate Governance Committee.
Neither an external search consultancy nor an open advertising campaign was used in respect of the appointment of Mr. Bruce J. Ryan as a director of the company on June 1, 2006. The company was aware of Mr. Ryan’s significant software industry experience and financial expertise. After a rigorous and formal interviewing process, which included each member of the Nominating and Corporate Governance Committee meeting with a number of prospective candidates (including Mr. Ryan), the Nominating and Corporate Governance Committee recommended the appointment of Mr. Ryan as a director of the company and as Chairman of the Audit Committee.
In summary, the Nominating and Corporate Governance Committee undertook the following work during the year ended December 31,2006:
•	pursuant to Section B, paragraph 13 of the Nominating and Corporate Governance Committee Charter and the terms of the Code of Business Conduct and Ethics, reviewed related party transactions for potential conflicts of interest situations;

•	reviewed the composition, size, skills, effectiveness and organisation of the board of directors and its committees;

•	considered and recommended the re-election at the company’s AGM of those directors retiring by rotation pursuant to Article 80 of the Articles of Association; and

•	considered and recommended the appointment of Mr. Bruce J. Ryan as a director and Chairman of the Audit Committee.
The Nominating and Corporate Governance Committee met 5 times during 2006. Details of directors’ attendance at those meetings are set out in the table on page 29.
New Markets Committee
The New Markets Committee assesses potential new strategic markets, including vertical market opportunities, potential strategic and financial partners and potential strategic market initiatives as well as any other matters as the Board may delegate to the committee from time to time. The New Markets Committee is composed of Mr. James Maikranz, Mr. Peter Zotto and Dr. Seán Baker. Mr. Maikranz currently serves as Chairman of the New Markets Committee. The New Markets Committee met twice during 2006. Details of director’s attendance at those meetings are set out in the table on page 29.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
Attendance at Board and Committee Meetings during the year ended December 31, 2006

							Nominating
							and
							Corporate		New
	Board		Audit		Compensation		Governance		Markets
	A	B	A	B	A	B	A	B	A	B
Mr. Peter Zotto	12	12							2	2
Mr. Kevin Melia	12	12	9	9			5	5
Dr. Christopher J. Horn	12	12
Dr. Sean Baker	12	12							2	0
Dr. Ivor Kenny	12	12			10	10	5	5
Mr. John Conroy	12	8	9	8			5	5
Mr. Francesco Violante	12	12			10	10
Mr. James D. Maikranz	12	9			10	8			2	2
Mr. William Burgess*	1	1	1	1
Mr. Bruce J. Ryan**	6	6	4	4
Column A — indicates the number of meetings held during the year the director was a member of the Board and/or Committee.
Column B — indicates the number of meetings attended during the period the director was a member of the Board and/or Committee.

*	On February 8, 2006, Mr. William Burgess, director and Chairman of the Audit Committee, died.

**	On June 1, 2006, Mr. Bruce J. Ryan was appointed a director and Chairman of the Audit Committee.
Directors’ Remuneration
 Details of the company’s remuneration policy for executive directors and details of directors’ remuneration are contained in the Compensation Report on Behalf of the Board on pages 32 to 46.
Communications with Shareholders
 Communications with shareholders are given high priority and there is regular dialogue with institutional shareholders through the company’s ongoing investor relations programme which is designed to ensure communication with its shareholder base. The company also gives general presentations at the time of the release of the annual and quarterly results. These results are also posted on the company’s website, www.iona.com.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
 Major acquisitions are notified to NASDAQ and the ISE in accordance with the requirements of the relevant Stock Exchange.
The company’s website provides the full text of the Annual Reports on Form 20-F (which are filed annually with the SEC). Press releases requiring release to the Stock Exchanges are made available immediately after release to the Stock Exchanges.
In addition, the company, through its Investor Relations department, responds to numerous queries from shareholders on a wide range of issues throughout the year and the Chairman, Chief Executive Officer and Chief Financial Officer also discuss issues and concerns with major shareholders. In addition non-executive directors are available to discuss issues and concerns with major shareholders if requested.
The company’s annual general meeting (“AGM”) also affords shareholders the opportunity to question the chairman and the board and the chairmen of the Audit, Compensation and Nominating and Corporate Governance Committees. In the event that the chairman of any committee is unable for any reason to attend at the AGM, questions may be addressed to the Chairman of the board and where he is unable to answer the particular query himself, he will refer the question to another member of the relevant committee. The AGM held on August 24, 2006, was web-cast, enabling shareholders to listen to proceedings at the annual general meeting.
Separate resolutions are proposed at the AGM on substantially different issues. Notice of the AGM together with the Annual Report and financial statements are sent to shareholders at least 20 working days before the meeting and details of the proxy votes for and against each resolution are announced after the result of the show of hands.
Internal Control
 The directors have overall responsibility for the company’s system of internal control and for reviewing its effectiveness. Such a system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.
The directors confirm that the company’s ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance {Internal Control: Guidance for Directors on the Combined Code, published in October 2005). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is reviewed regularly by the board.

IONA TECHNOLOGIES PLC

DIRECTORS’ REPORT
for the year ended December 31, 2006 (Continued)
CORPORATE GOVERNANCE STATEMENT (Continued)
 The board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the company are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. The chairman of the Audit Committee reports to the board on all significant issues considered by the committee.
The directors confirm that they have undertaken an annual review of the effectiveness of the system of internal control (covering all controls including financial, operational and compliance controls and risk management) up to and including the date of approval of the financial statements by the directors. This includes a review of the processes for identifying the principal business risks facing the company, the methods of managing these risks, the controls that are in place to contain them and the procedures to monitor them since the last annual review. No significant failings or weaknesses were identified in the review of the system of internal control. To the extent that any significant failings or weaknesses are otherwise identified, necessary actions are put in place by the company to remedy such failings or weaknesses.
Going concern
After making enquiries, the directors have a reasonable expectation that the company and the group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.
AUDITORS
 Ernst & Young, Chartered Accountants, will continue in office in accordance with Section 160(2) of the Companies Act, 1963.
On behalf of the directors

/s/ Christopher J. Horn
Directors
/s/ Sean Baker

Date:	April 27, 2007

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006
Compensation Committee
 The members of the Compensation Committee are listed on page 27. Details of the functions of the committee are also set out on page 27.
Compensation of non-executive directors
 The ordinary remuneration (that is remuneration for ordinary director services) of the nonexecutive directors is determined by the board within the limits set out in the Articles of Association. In addition, non-executive directors may be paid such special remuneration as the board determines to be appropriate, for services that are outside the scope of ordinary nonexecutive director duties. Details of such special remuneration paid in the year ended December 31, 2006, are set out on pages 44 to 46. During 2006, non-executive directors received automatic option grants under the company’s 1997 Director Share Option Scheme, which scheme was replaced, on August 24, 2006, by the 2006 Share Incentive Plan (a detailed description of which is set out on pages 33 to 34). Non-executive directors will continue to receive automatic option grants under the company’s 2006 Share incentive Plan in the same manner as such options were automatically granted to non-executive directors pursuant to the 1997 Director Share Option Scheme. Non-executive directors are not required to hold shares acquired by them through the exercise of their options for at least one year following their departure from the board, as is recommended by the Combined Code.
Compensation policy for executive directors
 The company expects top levels of ability and commitment from all members of management. In return, it aims to provide executive directors with remuneration necessary to attract, retain and motivate them and that is competitive in the market, without overpaying, and that includes significant performance-related elements designed to align their interests with those of shareholders.
The Compensation Committee determines the contracts of service and emoluments of all executive directors and other senior executives in consultation, where appropriate, with the Chairman and/or the Chief Executive Officer. The Compensation Committee has access to professional advice inside and outside the company.
Base salaries for executive directors reflect job responsibilities and the levels prevailing in the appropriate market for comparable companies. Executive directors participate in annual bonus schemes, under which payments are made based on the director’s performance and the company performance.
The board of directors is satisfied that the executive officers of the company are dedicated to achieving significant improvements in the long-term financial performance of the company and the compensation policies and programmes implemented and administered have contributed, and will continue to contribute, towards achieving this goal.
Details on Change in Control Agreements between the company and certain executive directors are set out on page 38.
Executive directors are also eligible to participate in the company’s 2006 Share Incentive Plan.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
Share Option and Share Based Award Schemes
 The following is a brief description of the company’s share option and share based award schemes:
IONA Technologies PLC 2006 Share Incentive Plan
 On May 10, 2006, the board of directors of the company adopted the IONA Technologies PLC 2006 Share incentive Plan and on August 24, 2006, the 2006 Share Incentive Plan was approved by the company’s shareholders. The 2006 Share Incentive Plan replaces the company’s 1997 Share Option Scheme and 1997 Director Share Option Scheme, both of which were scheduled to expire in 2007. Following approval of the 2006 Share Incentive Plan by the shareholders, both the 1997 Share Option Scheme and 1997 Director Share Option Scheme were terminated and no additional options may be granted under these plans.
The features of the 2006 Share Incentive Plan include:
•	Share options (both incentive and non-qualified options), share appreciation rights, restricted share awards, unrestricted share awards, phantom share units and performance based awards may be granted or awarded to employees, consultants, directors and officers under the 2006 Share Incentive Plan;

•	The 2006 Share Incentive Plan will be administered by either the board of directors or the Compensation Committee of the board of directors. The board of directors has designated the Compensation Committee as the administrator of the 2006 Share Incentive Plan;

•	The maximum number of shares that may be issued under the 2006 Share Incentive Plan is the sum of (i) 4,000,000 Ordinary Shares, plus (ii) shares subject to awards outstanding under the 1997 Share Option Scheme and 1997 Director Share Option Scheme that are subsequently forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the company prior to vesting, satisfied without the issuance of shares or otherwise terminated (other than by exercise). As of December 31, 2006, an aggregate of 4,144,108 of the company’s Ordinary Shares are reserved for issuance upon the exercise of options outstanding and options available for grant under the 2006 Share Incentive Plan;

•	No more than twenty-five percent (25%) of shares issued under the 2006 Plan may be awarded as incentive options. Each share subject to unrestricted share awards, restricted share awards or phantom share units will be considered to be the equivalent of 1.5 shares subject to a share option for purposes of calculating the maximum share limit;

•	The Compensation Committee has the authority to select the individuals who will receive awards and determine the terms of the awards granted, including: (1) the number of shares subject to each award; (2) the date the award becomes exercisable or vests; (3) the exercise or purchase price (which in the case of an incentive share option cannot be less than the market price of the Ordinary Shares as of the date of grant or, in the case of an employee holding more than 10% of the combined voting power of IONA, 110% of the market price of the Ordinary Shares as of the date of grant); (4) the duration of the award; and (5) the time, manner and form of payment upon exercise or vesting of an award; and

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
IONA Technologies PLC 2006 Share Incentive Plan (continued)
•	Any material amendment (other than an amendment that curtails the scope of the 2006 Share Incentive Plan) is subject to approval by the company’s shareholders.
As was the case with the 1997 Director Share Option Scheme, subject to availability under the 2006 Share Incentive Plan, each non-executive director who is first elected to serve as a director will be automatically granted non-qualified options to acquire 30,000 shares on the date of his or her election. Annually thereafter, but subject to availability under the 2006 Share incentive Plan, each non-executive director who is serving as a director of the company immediately after each annual meeting of shareholders, beginning with the 2006 annual meeting, will automatically receive either (1) a non-qualified option to acquire 3,000 Ordinary Shares or (2) in the event that the director is required to seek re-election at such meeting, a non-qualified option to acquire 21,000 shares. However, if the non-executive director has participated in fewer than seventy-five percent (75%) of the meetings of the board since the date of the last annual meeting, then no award or grant of any options will be made to such director. The Compensation Committee may grant additional non-qualified options to non-executive directors. Unless otherwise determined by the Compensation Committee, option grants to directors will vest in accordance with the following schedule: (1) one-third of the options will be immediately vested as of the grant date, (2) one-third of the options will vest on the first anniversary of the date of grant, and (3) the remaining one-third of the options will vest on the second anniversary of the date of grant.
The 2006 Share Incentive Plan provides that in the event of the dissolution or liquidation of the company or a change in control of the company, all outstanding share options, share appreciation rights, restricted shares, unrestricted shares, phantom share units and other securities granted under the plan will automatically terminate unless provision is made for their assumption or continuation by the successor entity or the substitution of new awards by the successor entity. However, each participant will be entitled, within a specified period of time prior to the consummation of such trigger event, to exercise his outstanding options and share appreciation rights, subject, in the case of options and share appreciation rights that are not exercisable before the sale event, to the consummation of the sale event. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a change in control in the Compensation Committee’s discretion. In addition, in the event of a change in control of the company in which the company’s shareholders will receive cash consideration, the company may make or provide for a cash payment to participants holding options and share appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or share appreciation rights.
As of December 31, 2006, an aggregate of 4,144,108 of the company’s Ordinary Shares are reserved for issuance upon the exercise of options and phantom share units outstanding and options available for grant under the 2006 Share Incentive Plan.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
1997 Share Option Scheme
 Following the approval of the 2006 Share Incentive Plan by the company’s shareholders on August 24, 2006, the 1997 Share Option Scheme was terminated and no future grants may be made under this scheme. All outstanding options as of the termination date of the 1997 Share Option Scheme remain outstanding until they expire in accordance with the terms of the scheme. Generally, under the 1997 Share Option Scheme, options are not transferable by the option holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of an incentive share option granted to an employee holding more than 10% of the company’s total combined voting power at the time of the grant.
Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee retains the authority to determine or alter certain of the terms of the options granted, including the date the option becomes exercisable and the time, manner and form of payment upon exercise of an option. As of December 31, 2006, an aggregate of 7,006,198 of the company’s Ordinary Shares are reserved for issuance upon the exercise of options outstanding under the 1997 Share Option Scheme.
1997 Director Share Option Scheme
 Following the approval of the 2006 Share Incentive Plan by the company’s shareholders on August 24, 2006, the 1997 Director Share Option Scheme was terminated and no future grants may be made under this scheme. All outstanding options as of the termination date of the 1997 Director Share Option Scheme remain outstanding until they expire in accordance with the terms of the scheme.
Under the 1997 Director Share Option Scheme, each of the company’s non-executive directors automatically received an option to purchase 30,000 Ordinary Shares on the date such person was first elected to the company’s board of directors. In addition, each non-executive director automatically received (1) an option to purchase an additional 21,000 Ordinary Shares at the time of each annual meeting of shareholders at which such director is re-elected by rotation and (2) an option to purchase an additional 3,000 Ordinary Shares at the time of each subsequent annual meeting of shareholders following which such person will continue to serve as a director without re-election, provided, however, that such person had participated in no fewer than 75% of the meetings of the company’s board of directors held during such year; and provided also that no such additional option was granted unless at least one year has elapsed since the date on which the non-employee director was granted his or her initial option to purchase 30,000 Ordinary Shares on his first election to the company’s board of directors. The exercise price per share for all options granted under the 1997 Director Share Option Scheme was equal to the fair market value of the Ordinary Shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual installments, beginning on the date of grant of the option. The options accelerate and become exercisable in full, however, in the event the optionholder’s service on the company’s board of directors ceases by reason of his or her death or permanent disability or in the event of an acquisition of the company. The term of each option is ten years from the date of grant.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
1997 Director Share Option Scheme (Continued)
 As of December 31, 2006, an aggregate of 432,000 Ordinary Shares are reserved for issuance upon the exercise of options outstanding under the 1997 Director Share Option Scheme.
Genesis Development Corporation 1997 Stock Option Plan
 In connection with the company’s acquisition of Genesis Development Corporation (“Genesis”) in 2000, all of the outstanding share options under the Genesis 1997 Stock Option Plan were converted into options to purchase the company’s Ordinary Shares. As of December 31, 2006, an aggregate of 228 Ordinary Shares are reserved for issuance upon exercise of outstanding converted Genesis stock options under the Genesis 1997 Stock Option Plan. The company does not intend to grant any more options under the Genesis 1997 Stock Option Plan.
Object-Oriented Concepts, Inc. Stock Option Plan
 In connection with the company’s acquisition of Object-Oriented Concepts, Inc., (“OOC”), in 2001, all of the outstanding share options under the OOC Stock Option Plan were converted into options to purchase the company’s Ordinary Shares. As of December 31, 2006, there were no outstanding options under the OOC Stock Option Plan. The company does not intend to grant any more options under the OOC Stock Option Plan.
Netfish Technologies, Inc. 1999 Stock Option Plan
 In connection with the company’s acquisition of Netfish Technologies, Inc., (“Netfish”) in 2001, all of the outstanding share options under the Netfish 1999 Stock Option Plan were converted into options to purchase the company’s Ordinary Shares. As of December 31, 2006, an aggregate of 26,883 Ordinary Shares are reserved for issuance upon exercise of the outstanding options under the Netfish 1999 Stock Option Plan. The company does not intend to grant any more options under the Netfish 1999 Stock Option Plan.
1999 Employee Share Purchase Plan
 In 1999, the company established a qualified Employee Share Purchase Plan. The company’s board of directors and shareholders approved in 2003 an amendment to the 1999 Employee Share Purchase Plan to increase the number of the company’s Ordinary Shares issuable under the plan to 2,000,000. All of the company’s employees and employees of the company’s participating subsidiaries who are employed full-time on the first and last business day of any payment period and have worked for more than five months in any calendar year are eligible to participate. The purchase price per Ordinary Share for each payment period (a six-month period commencing February 1 and August 1 and ending July 31 and January 31, respectively, in each year) is the lesser of (1) 85% of the average market price of the company’s ADSs on the first business day of the payment period and (2) 85% of the average market price of the company’s ADSs on the last business day of the payment period, in either event rounded up to the nearest cent. In each payment period, an employee may authorise payroll deductions in an amount not less than 1% but not more than 10% of the employee’s salary for participation in the 1999 Employee Share Purchase Plan. Rights under the 1999 Employee Share Purchase Plan terminate in certain specified events including retirement, resignation and death.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
1999 Employee Share Purchase Plan (Continued)
 Once enrolled, an employee may withdraw from the 1999 Employee Share Purchase Plan (in whole but not in part) at any time prior to the last day of a six month payment period by delivering a written withdrawal notice to the company. An employee who has previously withdrawn must file a new authorisation at least ten days before the first day of the next payment period in which he or she wishes to participate. Unless terminated sooner, the 1999 Employee Share Purchase Plan terminates on June 9, 2009. As of December 31, 2006, 1,347,678 of the company’s Ordinary Shares have been issued under the 1999 Employee Share Purchase Plan.
Company’s Policy on Granting Share Options and other Share Based Awards
 Under the terms of the 1997 Share Option Scheme, the Compensation Committee selected, until the date of replacement of the 1997 Share Option Scheme by the 2006 Share Incentive Plan, the eligible individuals who were to receive options and determined the number of shares subject to each option granted. The number of shares subject to an employee’s option was determined by reference to a number of factors, including the employee’s position in the company, the employee’s length of service with the company, the employee’s performance over any applicable performance period and the importance to the company of retaining the employee for the longer term.
The Compensation Committee did not exercise discretion with respect to the grant of options under the 1997 Director Share Option Scheme and does not exercise discretion with respect to the purchase of shares under the 1999 Employee Share Purchase Plan. The purchase of shares under the 1999 Employee Share Purchase Plan is determined by the terms and conditions of the scheme. There are no performance criteria to be satisfied by directors with respect to exercising their options. For details of the share options held by each director, please see pages 40 to 43.
Under the terms of the 2006 Share Incentive Plan, the Compensation Committee selects the eligible individuals who will receive share options, share appreciation rights, restricted share awards, unrestricted share awards, phantom share units and performance based awards and determine the number of shares subject to each option and share based award granted. The number of shares subject to an employee’s option and/or share based award is determined by reference to a number of factors, including the employee’s position in the company, the employee’s length of service with the company, the employee’s performance over any applicable performance period, the importance to the company of retaining the employee for the longer term and, in the case of performance based share awards, the company’s performance over any applicable performance period. The Compensation Committee does not exercise discretion with respect to the automatic grant of options to non-executive directors under the terms of the 2006 Share Incentive Plan.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
Pensions
 Pensions for directors are provided under defined contribution pension plans. The total contribution paid for directors by the company under the defined contribution pension scheme for the year ended December 31, 2006 was US$16,338 (2005: US$24,821).
Individual contributions for the year ended December 31, 2006:

Name	US$
Dr. Seán Baker	9,738
Mr. Peter Zotto	6,600
TOTAL	16,338
Change in Control Agreements
 In February 2003, the board of directors adopted the Non-Executive Directors’ Change in Control Plan. Under this plan, if there is a change in control of the company, all of the unvested share options held by the non-executive directors will vest and they will receive additional fees equal to two times the fees payable to them for the year in which the change occurs or for the previous year, whichever is higher.
The company has entered into Change in Control Agreements with each of its executive officers*. Under each of these agreements, if there is a change in control of the company and the surviving company does not assume the company’s share option plans or provide the executive officer with comparable substitute options, the executive officer’s unvested share options will vest. In addition, if the executive officer’s employment is terminated (i) without cause within the period beginning three months prior to the announcement of the change in control and ending two years after the change in control or (ii) by the executive officer for good reason within two years after the change in control, the executive officer’s unvested share options will vest and the executive officer will be entitled to continued health, vision and dental insurance benefits and a severance payment. The executive officer’s severance payment will equal two times the sum of the executive officer’s highest annual base salary during the period commencing immediately prior to the change in control through the date of termination and highest annual target bonus during the period commencing the calendar year prior to the change of control through the calendar year of the date of termination.

*	The company’s executive officers are as follows; Mr. Peter Zotto (Chief Executive Officer), Mr. Robert McBride (Chief Financial Officer), Mr. Christopher Mirabile (General Counsel), Mr. William McMurray (Vice President — Sales and Marketing), Mr. Lawrence Alston (Vice President — Corporate Strategy and Product Management) and Mr. Eric Newcomer (Chief Technology Officer).

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
Service contracts
 With the exception of Mr. Peter Zotto (see below), no director has a service contract with a notice period in excess of one year and no director is entitled to compensation for termination which exceeds one year’s salary and benefits in kind.
Mr. Zotto entered into an employment agreement with the company dated April 14, 2005. In connection with the employment agreement, Mr. Zotto became Chief Executive Officer of the company and was appointed as a director until the company’s 2005 Annual Meeting, at which time he was elected as a director until the company’s 2007 Annual General Meeting. Mr. Zotto’s initial employment term is three years, followed by successive one-year employment terms unless his employment is terminated in accordance with his employment agreement. Mr. Zotto is entitled, with effect from April 1, 2007, to an annual base salary of US$375,000 and an annual target bonus of US$250,000, based on the achievement of certain company and individual performance objectives. Mr. Zotto’s service contract with the company has a notice period in excess of one year, which, following an evaluation of comparable market compensation data, was considered at the time by the company to be necessary to attract an executive of sufficient calibre for such a key role.
If Mr. Zotto’s employment is terminated by the company other than for “Cause” or Mr. Zotto terminates his employment for “Good Reason”, each as defined in the employment agreement, he will be entitled to (a) payment of all “Accrued Obligations”, as defined in the employment agreement, (b) a one-time lump sum payment of 18 months of his base salary in effect on the termination date, (c) a one-time payment equal to 150% of his target bonus, and (d) immediate vesting of all unvested shares, share options, awards and rights to the extent they would have become vested and exercisable if Mr. Zotto’s employment had continued to the date that is 18 months after the termination date. In the event, however, that Mr. Zotto is entitled to payments and benefits under his change in control agreement dated October 14, 2003, he shall not be entitled to receive any payments, severance or other benefits under his employment agreement, except for the payment of Accrued Obligations.
Neither Dr. Ivor Kenny nor Mr. Francesco Violante, who are subject to re-election at the forthcoming AGM, has a written service contract with the company. Mr. Peter Zotto, who is subject to re-election at the forthcoming AGM, does have a written service contract with the company, the details of which being described immediately above.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)

	At
	January 1,									Market
	2006									price
	(or date of	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		at date
Directors’Share	appointment,	during	during	during	during	December 31,	price	which	Expiry	of exercise
Options	if later)	year	year	year	year	2006	US$	exercisable	date	US$

Mr. Peter Zotto	300,000	—	—	—	—	300,000	3.00	10/13/2004	10/13/2013	—
	70,000	—	—	—	—	70,000	3.26	08/17/2005	08/17/2014	—
	250,000	—	—	—	—	250,000	5.30	02/01/2006	02/01/2015	—
	—	125,000	—	—	—	125,000	3.68	02/23/2007	02/23/2016	—

Mr. Kevin Melia	21,000	—	—	—	—	21,000	15.00	06/16/1999	06/16/2009	—
	12,250	—	—	—	—	12,250	15.00	06/16/2000	06/16/2009	—
	3,000	—	—	—	—	3,000	74.50	07/27/2000	07/27/2010	—
	3,000	—	—	—	—	3,000	31.15	07/18/2001	07/18/2011	—
	21,000	—	—	—	—	21,000	2.25	07/30/2002	07/30/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	100,000	—	—	—	—	100,000	4.76	11/18/2004	11/18/2013	—
	21,000	—	—	—	—	21,000	3.42	08/18/2004	08/18/2014	—
	21,000	—	—	—	—	21,000	3.25	08/25/2005	08/25/2015	—
	—	21,000	—	—	—	21,000	4.11	08/24/2006	08/24/2016	—

Dr. Christopher J. Horn	100	—	—	—	—	100	18.75	10/01/1999	10/01/2008	—
	100	—	—	—	—	100	13.63	04/08/2000	04/08/2009	—
	3,000	—	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—
	—	21,000	—	—	—	21,000	4.11	08/24/2006	08/24/2016	—

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)

	At
	January 1,									Market
	2006									price
	(or date of	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		at date
Directors’ Share	appointment,	during	during	during	during	December 31,	price	which	Expiry	of exercise
Options	if later)	year	year	year	year	2006	US$	exercisable	date	US$

Dr. Seán Baker	19,700	—	—	—	—	19,700	1.99	05/15/2003	05/15/2013	—
	40,000	—	—	—	—	40,000	2.20	08/01/2004	08/01/2013	—
	15,000	—	—	—	—	15,000	7.33	02/10/2005	02/10/2014	—
	3,000	—	—	—	—	3,000	3.26	08/17/2005	08/17/2014	—

Dr. Ivor Kenny	23,334	—	—	—	—	23,334	12.75	08/16/2000	08/16/2009	—
	3,000	—	—	—	—	3,000	74.50	07/27/2000	07/27/2010	—
	21,000	—	—	—	—	21,000	31.15	07/18/2001	07/18/2011	—
	3,000	—	—	—	—	3,000	2.25	07/30/2002	07/30/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	21,000	—	—	—	—	21,000	3.42	08/18/2004	08/18/2014	—
	3,000	—	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—
	—	3,000	—	—	—	3,000	4.11	08/24/2006	08/24/2016	—

Mr. John Conroy	30,000	—	—	—	—	30,000	43.15	05/08/2001	05/08/2011	—
	3,000	—	—	—	—	3,000	2.25	07/30/2002	07/30/2012	—
	21,000	—	—	—	—	21,000	3.16	09/09/2003	09/09/2013	—
	3,000	—	—	—	—	3,000	3.42	08/18/2004	08/18/2014	—
	3,000	—	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—
	—	21,000	—	—	—	21,000	4.11	08/24/2006	08/24/2016	—

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)

	At
	January 1,									Market
	2006									price
	(or date of	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		at date
Directors’ Share	appointment,	during	during	during	during	December 31,	price	which	Expiry	of exercise
Options	if later)	year	year	year	year	2006	US$	exercisable	date	US$

Mr. Francesco Violante	30,000	—	—	—	—	30,000	43.15	05/08/2001	05/08/2011	—
	3,000	—	—	—	—	3,000	2.25	07/30/2002	07/30/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	21,000	—	—	—	—	21,000	3.42	08/18/2004	08/18/2014	—
	3,000	—	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—
	—	3,000	—	—	—	3,000	4.11	08/24/2006	08/24/2016	—

Mr. James Maikranz	30,000	—	—	—	—	30,000	33.80	06/18/2001	06/18/2011	—
	3,000	—	—	—	—	3,000	2.25	07/30/2002	07/30/2012	—
	3,000	—	—	—	—	3,000	3.16	09/09/2003	09/09/2013	—
	3,000	—	—	—	—	3,000	3.42	08/18/2004	08/18/2014	—
	21,000	—	—	—	—	21,000	3.25	08/25/2005	08/25/2015	—
	—	3,000	—	—	—	3,000	4.11	08/24/2006	08/24/2016	—

Mr. Bruce J. Ryan*	—	30,000	—	—	—	30,000	4.16	06/01/2006	06/01/2016	—

*	On June 1, 2006, Mr. Bruce J. Ryan was appointed as a director of the company.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)

	At
	January 1,									Market
	2006									price
	(or date of	Granted	Expired	Exercised	Cancelled	At	Exercise	Date from		at date
Directors’ Share	appointment,	during	during	during	during	December 31,	price	which	Expiry	of exercise
Options	if later)	year	year	year	year	2006	US$	exercisable	date	US$

Mr. William Burgess*	30,000	—	—	—	—	30,000	3.27	01/22/2003	01/22/2013	—
	3,000	—	—	—	—	3,000	3.42	08/18/2004	08/18/2014	—
	3,000	—	—	—	—	3,000	3.25	08/25/2005	08/25/2015	—

*	On February 8, 2006, Mr. Burgess died. The vesting scheme for options in respect of Ordinary Shares which Mr. Burgess was granted accelerated on his death and, under the plan, his estate are entitled to exercise the accelerated options at any time until expiration of the option term (such term being 10 years)

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
Market Data
The market price of the company’s shares at December 31, 2006 was US$4.92, and the range during 2006 was US$2.86 to US$5.70.
Compensation of Directors
The following table sets out the compensation of the directors in accordance with the Listing Rules of the Irish Stock Exchange:

	2006	2005
	US$’000	US$’000
Executive Directors
Salary and bonus	946	661
Pension contributions	16	25

	962	686

Number of executive directors	2	3

Non-executive Directors
Fees — services as a director	570	559
Pension contributions	—	—

	570	559

Number of non-executive directors	7	7

Individual Compensation for the year ended December 31, 2006.

			Directors’
	Basic salary	Bonus	fees	Total
Name	US$	US$	US$	US$

Mr. Peter Zotto	346,500	500,000	—	846,500
Mr. Kevin Melia	—	—	180,000	180,000
Dr. Christopher J. Horn	—	—	90,000	90,000
Dr. Seán Baker	99,883	—	—	99,883
Dr. Ivor Kenny	—	—	66,000	66,000
Mr. John Conroy	—	—	66,000	66,000
Mr. Francesco Violante	—	—	54,000	54,000
Mr. James D. Maikranz	—	—	60,000	60,000
Mr. William Burgess	—	—	10,500	10,500
Mr. Bruce Ryan	—	—	43,500	43,500

TOTAL	446,383	500,000	570,000	1,516,383

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
Individual Compensation for the year ended December 31, 2005

			Directors’
	Basic salary	Bonus	fees	Total
Name	US$	US$	US$	US$

Mr. Peter Zotto	300,667	175,000	—	475,667
Mr. Kevin Melia		—	181,500	181,500
Dr. Christopher J, Horn	98,100		64,000	162,100
Dr. Seán Baker	87,106	—	—	87,106
Dr. Ivor Kenny	—	—	67,500	67,500
Mr. John Conroy	—	—	58,500	58,500
Mr. Francesco Vioiante	—	—	58,500	58,500
Mr. James D. Maikranz	—	—	58,500	58,500
Mr. William Burgess	—	—	70,500	70,500

TOTAL	485,873	175,000	559,000	1,219,873

Ordinary Remuneration
The non-executive Chairman of the board and non-executive directors received ordinary remuneration in 2006 in the form of monthly and per-meeting fees, in each case subject to the annual per person maximums also set forth below.

Non-Executive Director/			Annual Per Person
Chairman	Monthly Fee	Board Meeting Fee	Maximum

Chairman	US$3,000	US$3,000	US$72,000
Member	US$3,000	US$1,500	US$48,000
Special Remuneration
Each member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, and each chairman thereof, received special remuneration in 2006 in the form of per-meeting fees in each case subject to the annual per person maximums also set forth below. The non-executive director Chairman of the New Markets Committee received special remuneration in 2006 in the form of per-meeting fees in each case subject to the annual per person maximum set forth below.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD
for the year ended December 31, 2006 (Continued)
Special Remuneration (Continued)

Nominating and
Corporate
Committee	Compensation	Audit	Governance	New Markets
Chairman/	Committee	Committee	Committee	Committee
Member	Meeting Fee	Meeting Fee	Meeting Fee	Meeting Fee

Chairman	US$3,000	US$3,000	US$3,000	US$3,000*
	(annual maximum of US$12,000)	(annual maximum US$24,000)	(annual maximum of US$12,000)	(annual maximum US$24,000)

Member	US$1,500	US$1,500	US$1,500	US$1,500**
	(annual maximum of US$6,000)	(annual maximum of US$12,000)	(annual maximum of US$6,000)	(annual maximum of US$12,000)

*	These per-meeting fees were paid to the non-executive director Chairman of the New Markets Committee.

**	Other than the Chairman of the New Markets Committee, there are no other non-executive members of the New Markets Committee.
In addition to the fees described above, Mr. Kevin Melia, who has served as non-executive Chairman of the Board since May 2003, received special remuneration in 2006 in the amount of US$84,000 for his service as the Chairman of the board.
In addition to the fees described above, Dr. Christopher J. Horn, who has served as non-executive Vice-Chairman of the Board since April 2005, received special remuneration in 2006 in the amount of US$42,000 for his service as the Vice-Chairman of the board.
In 2006, all directors were reimbursed for reasonable out-of-pocket travel expenses incurred by them in attending meetings of the board of directors or committee meetings.
The company currently pays each non-executive director fees for serving on the board and each committee of the board, all of which are described above.

IONA TECHNOLOGIES PLC

STATEMENT OF DIRECTORS’ RESPONSIBILITIES IN RESPECT OF
THE FINANCIAL STATEMENTS
Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing the financial statements of the group, the directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business; and

•	comply with applicable International Financial Reporting Standards, subject to any material departures disclosed and explained in the financial statements.
The considerations set out above for the group are also required to be addressed by the directors in preparing the financial statements of the company, in respect of which the applicable accounting standards are those which are generally accepted in the Republic of Ireland.
The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the company and the group financial statements are prepared in accordance with applicable accounting standards and comply with the provisions of the Companies Acts, 1963 to 2006, and in the case of the group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS
OF IONA TECHNOLOGIES PLC
We have audited the group and parent company financial statements (the “financial statements”) of IONA Technologies PLC for the year ended December 31, 2006 which comprise the Consolidated Income Statement, the Consolidated and Parent Company Balance Sheets, the Consolidated Cash Flow Statement, the Consolidated Statement of Changes in Equity and the related notes 1 to 29 (group) and A to K (company). These financial statements have been prepared under the accounting policies set out therein.
This report is made solely to the company’s members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of directors and auditors
The directors are responsible for the preparation of the group financial statements in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and for the preparation of the parent company financial statements in accordance with applicable Irish law and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland) as set out in the Statement of Directors’ Responsibilities.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and whether, in addition, the group financial statements have been properly prepared in accordance with Article 4 of the IAS Regulation. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the Directors’ Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.
We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors’ remuneration and other transactions is not disclosed and, where practicable, include such information in our report.
We review whether the Corporate Governance Statement reflects the company’s compliance with the nine provisions of the 2003 Financial Reporting Council’s Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group’s corporate governance procedures or its risk and control procedures.
Continued./...

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS
OF IONA TECHNOLOGIES PLC (Continued)
Respective responsibilities of directors and auditors (continued)
We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises the Directors’ Report and Compensation Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group’s and company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
In our opinion the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the group as at December 31, 2006 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation; and the parent company financial statements give a true and fair view, in accordance with Generally Accepted Accounting Practice in Ireland, of the state of affairs of the company as at December 31, 2006 and have been properly prepared in accordance with the Companies Acts, 1963 to 2006.
We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.
In our opinion the information given in the Directors’ Report is consistent with the financial statements.
Continued./...

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS
OF IONA TECHNOLOGIES PLC (Continued)
Opinion (continued)
In our opinion the company balance sheet does not disclose a financial situation which, under section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.
Separate opinion in relation to IFRSs
As explained in Note 1 to the consolidated financial statements, the group, in addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board.
In our opinion the consolidated financial statements give a true and fair view, in accordance with IFRSs, of the state of the group’s affairs as at December 31, 2006 and its profit for the year then ended.
/s/ Ernst & Young
Ernst & Young,
Registered Auditors,
Dublin.
April 27, 2007

IONA TECHNOLOGIES PLC

CONSOLIDATED INCOME STATEMENT
for the year ended December 31,2006

		2006		2005
	Note	US$’000		US$’000

Revenue	3		77,838		66,806
Cost of sales			(13,492)		(12,548)

Gross profit			64,346		54,258

Research and development			(15,630)		(16,427)
Sales and marketing			(32,662)		(31,445)
General and administrative			(14,990)		(13,054)
Other income — rental income			2,582		2,589
Other income — exceptional	5		—		189

Total operating expenses			(60,700)		(58,148)

Operating profit/(loss)			3,646		(3,890)

Finance revenue			1,842		908
Finance costs			(104)		(83)

Profit/(loss) before taxation	6		5,384		(3,065)
Income tax expense	7		(1,212)		(920)

Profit/(loss) for the financial year — attributable to equity holders of the company			4,172		(3,985)

Basic earnings/(loss) per Ordinary Share	8	US$	0.12	US$	(0.11)

Diluted earnings/(loss) per Ordinary Share	8	US$	0.11	US$	(0,11)

Approved by the Board on April 27, 2007

/s/ Christopher J. Horn
Directors
/s/ Sean Baker

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEET
at December 31, 2006

		2006	2005
	Note	US$’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	9	2,859	3,893
Intangible assets	10	25	74
Financial assets	11	—	50
Trade and other receivables	12	115	67

		2,999	4,084

Current assets
Trade and other receivables	12	28,134	20,903
Marketable securities	13	16,100	23,685
Restricted cash	14	295	495
Cash and cash equivalents	15	37,569	27,936

Total assets		85,097	77,103

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Ordinary Shares, €0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
35,929,627 shares at December 31, 2006 and 35,360,538 shares at December 31, 2005		99	98
Share premium account		424,704	423,286
Other reserves	17	44,390	41,425
Retained loss		(425,396)	(429,568)

Total equity		43,797	35,241

Non-current liabilities
Provisions	18	995	1,137
Long-term deferred revenue		976	1,090

Current liabilities
Trade and other payables	19	15,448	13,884
Current income tax liabilities		3,218	3,318
Provisions	18	312	815
Deferred revenue		20,351	21,618

Total liabilities		41,300	41,862

Total equity and liabilities		85,097	77,103

Approved by the Board on April 27, 2007

/s/ Christopher J. Horn
Directors
/s/ Sean Baker

IONA TECHNOLOGIES PLC

CONSOLIDATED CASH FLOW STATEMENT
for the year ended December 31, 2006

		2006	2005
	Note	US$’000	US$’000
Cash flows from operating activities
Operating profit/(loss)		3,646	(3,890)
Depreciation and amortisation		2,007	2,356
Share-based payments		2,965	4,615
Increase in trade and other receivables		(7,279)	(5,267)
Increase/(decrease) in trade and other payables		1,564	(1,681)
Decrease in provisions		(645)	(5,980)
(Decrease)/increase in deferred revenue		(1,381)	1,529
Other non-cash movements		3	4

Cash flows from operations		880	(8,314)

Income taxes paid		(1,312)	(263)
Decrease in restricted cash deposits		200	3,000
Sale of marketable securities		74,908	32,975
Purchase of marketable securities		(67,090)	(33,291)
Finance revenue		1,609	709
Finance costs		(104)	(83)

		9,091	(5,267)

Cash flows from investing activities
Purchase of property, plant and equipment		(799)	(1,169)
Purchase of non-current assets		(128)	—
Disposal of financial assets		50	—

		(877)	(1,169)

Cash flows from financing activities
Proceeds from issue of shares		1,419	1,218
Expenses in respect of issue of shares		—	(96)

		1,419	1,122

Net increase/(decrease) in cash and cash equivalents		9,633	(5,314)

Cash and cash equivalents at January 1		27,936	33,250

Cash and cash equivalents at December 31	15	37,569	27,936

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended December 31, 2006

	Attributable to equity holders of the parent
			Share
	Number of	Ordinary	premium	Retained	Other	Total
	Ordinary	Shares	account	loss	reserves	equity
	Shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2005	34,803,601	96	422,166	{425,583)	36,810	33,489
Proceeds from issue of Ordinary Shares of €0.0025 par value on exercise of options	383,464	1	695	—	—	696
Proceeds from purchase of Ordinary Shares of €0.0025 par value under the employee share purchase plan	173,473	1	425	—	—	426
Loss for year	—	—	—	(3,985)	—	(3,985)
Expensing of share-based payments	—	—	—	—	4,615	4,615

Balance at December 31, 2005	35,360,538	98	423,286	(429,568)	41,425	35,241

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)
for the year ended December 31, 2006

	Attributable to equity holders of the parent
			Share
	Number of	Ordinary	premium	Retained	Other	Total
	Ordinary	Shares	account	loss	reserves	equity
	Shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2006	35,360,538	98	423,286	(429,568)	41,425	35,241
Proceeds from issue of Ordinary Shares of €0.0025 par value on exercise of options	396,360	1	945	—	—	946
Proceeds from purchase of Ordinary Shares of €0.0025 par value under the employee share purchase plan	172,729	—	473	—	—	473
Profit for year	—	—	—	4,172	—	4,172
Expensing of share-based payments	—	—	—	—	2,965	2,965

Balance at December 31, 2006	35,929,627	99	424,704	(425,396)	44,390	43,797

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Corporate information
IONA Technologies PLC (the “company”) is incorporated as a public limited company under the laws of Ireland and is domiciled in Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly owned (collectively, the “group”), operate in one business segment: enterprise infrastructure software. The group also provides professional services, consisting of customer consulting and training and, to a limited extent, product configuration and enhancement, as well as customer technical support. The group’s major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The group also earns significant revenues from similar customers in European countries and the rest of the world.
(b)	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted for use in the European Union. In addition to complying with its legal obligation to comply with IFRSs as adopted by the European Union, the group has also complied with IFRSs as issued by the International Accounting Standards Board.
(c)	New standards and interpretations not applied
The International Accounting Standards Board and the International Financial Reporting Interpretations Committee have issued the following standards and interpretations with an effective date after the date of these financial statements:
•	IFRS 7 Financial Instruments: Disclosures;

•	IFRS 8 Operating Segments;

•	IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies;

•	IFRIC 8 Scope of IFRS 2;

•	IFRIC 9 Reassessment of Embedded Derivatives;

•	IFRIC 10 Interin Financial Reporting and Impairment;

•	IFRIC 11 IFRS 2 — Group and Treasury Share Transactions; and

•	IFRIC 12 Service Concession Arrangements.
The above standards have effective dates for financial years beginning from March 1, 2006, to January 1, 2009. The group will adopt each of the standards with effect from their respective effective dates. It is not anticipated that the adoption of these standards and interpretations will have a material impact on the group’s consolidated financial statements in the period of initial application.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Basis of presentation and principles of consolidation
The consolidated financial statements, which are presented in US dollars, have been prepared under the historical cost convention, as modified by the revaluation of investments held as current assets and include the company and its subsidiaries after eliminating all material inter-company transactions and balances. The results of acquired businesses and entities are included from the date of acquisition, being the date the group obtains control, and continue to be consolidated until the date that control ceases.
The accounting policies set out below have been applied by all the group’s subsidiaries to all periods presented in these consolidated financial statements. The financial statements of subsidiaries are prepared for the same reporting year.
(e)	Foreign currency translation
The US dollar is the functional currency for the company and the company’s subsidiaries.
Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. Gains and losses arising on the retranslation into US dollars of amounts denominated in foreign currencies are included in the consolidated income statement for the year.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Revenue recognition
While the group follows the revenue recognition criteria of Statement of Position 97-2, Software Revenue Recognition, as amended by SOP 98-4 and SOP 98-9, as issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants and related interpretations, (“SOP 97-2”), the group also exercises judgement and uses estimates in connection with the determination of the amount of software licenses and services revenue to be recognised in each accounting period. The provisions of SOP 97-2 are consistent with the requirements of IAS 18 Revenue, in respect of the group’s sources of revenue.
The group’s revenue is derived from product license fees and charges for professional services. The group does not enter into arrangements to deliver software requiring significant production, modification or customisation to its software products. The group recognises revenue when all of the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	the fee is fixed and determinable; and

•	collectibility is probable.
For arrangements with multiple elements, the group allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (VSOE). VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. The group maintains management approved price lists for its product licenses, customer support and professional services. The group infrequently offers discounts on its customer support or professional services, and if offered, such discounts are usually insignificant. If the group cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, the group defers revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of a delivered element cannot be established, the group uses the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognised as revenue.
The group believes that its normal pricing and discounting practices provide a basis for establishing VSOE of fair value for the undelivered elements based on the following facts:
•	Support contracts are regularly sold on a stand-alone basis to customers that choose to renew the support contract beyond the initial term. Support contract pricing is based on established list pricing. The renewal purchases at consistent pricing provide the basis for VSOE on the support contracts. Support revenue is recognised ratably over the contract term.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Revenue recognition (continued)
•	Consulting contracts are regularly sold on a stand-alone basis to customers requesting these services. Consulting contract pricing is at a daily flat rate and customers purchase an appropriate number of service days. The consulting services delivered on a stand-alone basis at consistent pricing provide the basis for VSOE on the consulting contracts. Consulting revenue is recognised as the services are performed.
The group performs a quarterly analysis of all contracts to ensure that the actual allocation of fair value to undelivered elements is not significantly different from the established VSOE rates for the individual elements. The analysis is segmented by geographical region, level of support, and type of customer (i.e. end-user licensee or licensee with rights of distribution).
The group assesses whether fees are fixed or determinable at the time of sale and recognises revenue if all other revenue recognition requirements are met. The group’s standard payment terms are generally net 30. Payment terms, however, may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on the group’s successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.
The group assesses whether collection is probable at the time of the transaction based on a number of factors, including the customer’s past transaction history and credit-worthiness. If it is determined that the collection of the fee is not probable, the group defers the fee and recognises revenue at the time collection becomes probable, which is generally upon the receipt of cash.
The group generally delivers products F.O.B origin or electronically, and the group’s software arrangements typically do not contain acceptance provisions. Accordingly, delivery is usually satisfied when the product leaves the group’s premises, or if shipped electronically, when the customer has been provided with access codes to allow them to take immediate possession of the software.
Revenue from royalty arrangements in excess of guaranteed amounts is recognised upon notification of such royalties payable by the customer.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Cost of sales
Cost of sales includes the costs of products and services. Cost of product sales consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of service sales consists primarily of personnel costs for consultancy, training, customer support, product configuration and implementation, and related operating costs of computer equipment and travel expenses.
(h)	Taxation (current and deferred)
Current tax represents the expected tax payable or recoverable on the taxable profit for the year using tax rates enacted or substantively enacted at the balance sheet date and taking into account any adjustments relating to prior years.
Deferred tax is recognised on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, with the following exceptions:
•	where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;

•	in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future; and

•	deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carried forward tax credits or tax losses can be utilised.
Deferred tax assets and liabilities are not subject to discounting and are measured at the tax rates that are anticipated to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Taxation (current and deferred)(continued)
Income tax is charged or credited directly to equity if it relates to items that are credited or charged to equity. Otherwise income tax is recognised in the consolidated income statement.
(i)	Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of items of property, plant and equipment over their expected useful lives as follows:

Computer equipment	3 years
Leasehold improvements	4 to 15 years
Office equipment	5 years
Furniture and fixtures	3 to 10 years
The carrying values of items of property, plant and equipment are reviewed for impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.
(j)	Intangible assets
Intangible assets are carried at cost less accumulated amortisation and accumulated impairment losses. Intangible assets acquired separately from a business are carried initially at cost. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.
Software development costs are capitalised subsequent to the establishment of technological feasibility and the determination that the project will generate future economic benefits and the availability of adequate technical, financial and other necessary resources to complete the development project. Based on the group’s product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the group between completion of the working model and the point at which the product is ready for general release have been insignificant. These costs are written off on a straight-line basis over their useful economic lives of three to four years.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(j)	Intangible assets (continued)
Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of capitalised software development costs are impaired.
Research costs and development costs not meeting the criteria for capitalisation are charged to the consolidated income statement as incurred.
(k)	Goodwill
Business combinations on or after January 1, 2004, are accounted for under IFRS 3 Business Combinations, using the purchase method of accounting. Goodwill is the excess of the consideration paid over the aggregate of the fair values of the acquired identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is stated at cost less any accumulated impairment losses, with the carrying value being reviewed for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may be impaired.
Goodwill arising in respect of business combinations completed prior to January 1, 2004, is included at its deemed cost, less accumulated amortisation and impairment provisions. As at December 31, 2003, goodwill in respect of business combinations completed prior to January 1, 2004, was deemed to be fully impaired. There were no business combinations completed in 2006 or 2005.
(I)	Financial assets
Financial assets are initially recognised at the fair value of the consideration given inclusive of any acquisition charges. After initial recognition, financial assets are stated at fair value with the exception of investments in unquoted equity instruments, whose fair value cannot be reliably measured. Such investments in unquoted equity instruments are stated at cost less provision for impairment.
(m)	Trade and other receivables and payables
Trade and other receivables and payables are stated at cost, which approximates fair value given the short-term nature of these assets and liabilities.
Trade receivables are carried at original invoice amount less a provision for potentially uncollectible debts. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, the group analyses the historical collection experience and current economic trends.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
(n)	Cash and cash equivalents
The group considers all highly liquid investments with insignificant interest rate risk and purchased with a maturity of three months or less to be cash equivalents. Cash consists of cash balances held for the purposes of meeting short-term cash commitments.
(o)	Marketable securities
Marketable securities consist of corporate bonds and US government agency fixed income securities. Marketable securities are stated at market value, with realised gains and losses included in the consolidated income statement for the year. Unrealised gains and losses are reflected in other reserves.
On April 1, 2006, following a periodic review of its investment policy, the group determined that it no longer intended to actively and frequently buy and sell these securities with the objective of generating profits on short-term differences in price and, accordingly, the group’s investments in marketable securities were prospectively classified as available-for-sale. Until April 1, 2006, these investments were classified as trading securities. The specific identification method is used to determine the cost basis of marketable securities disposed of.
(p)	Leased assets
Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Operating lease rental expenses are charged to the consolidated income statement on a straight-line basis over the lease term. The group has sub-let some of its properties held under operating leases. Operating lease rental income is recognised in the consolidated income statement on a straight-line basis over the lease term.
(q)	Share-based payments
For equity settled share based payment transactions (i.e. the issue of share options and the issue of shares under the employee share purchase plan) the group measures the services received and the corresponding increase in equity at fair value at the measurement date (which is the grant date) using a recognised valuation methodology for the pricing of financial instruments (i.e. the Black-Scholes model).
Given that the share options granted do not vest until the completion of a specified period of service, the fair value is determined on the basis that the services to be rendered by employees as consideration for the granting of the share options will be received over the vesting period, which is assessed at the grant date.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q)	Share-based payments (continued)
Where share options issued by the company are subject to market-based vesting conditions as defined in IFRS 2 Share-based Payments (“IFRS 2”), the group calculates the requisite service period using a Monte-Carlo simulation to simulate a range of possible future share prices. The group used assumptions consistent with those input into its Black-Scholes option pricing model to calculate the fair value on the date of grant of these options using a lattice model.
Non-market vesting conditions are not taken into account when estimating the fair value of share options as at the grant date. Such conditions are taken into account through adjusting the number of equity instruments included in the measurement of the transaction amount so that ultimately, the amount recognised equates to the number of equity instruments that actually vest.
The expense in the consolidated income statement in relation to share options represents the product of the total number of options anticipated to vest and the fair value of these options. This amount is allocated to accounting periods on a graded basis over the vesting period. The cumulative charge to the consolidated income statement is reversed only where an employee in receipt of share options relinquishes service prior to completion of the expected vesting period.
The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and the share premium account when the options are exercised.
Employee share purchase plan
In August 1999, the company established an employee share purchase plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. The expense in the income statement in relation to shares issued under the employee share purchase plan represents the product of the total number of shares issued and the fair value of the discounted purchase price. This amount is recognised in the consolidated income statement when the shares are issued.
(r)	Compensated absences
In accordance with the requirements of IAS 19 Employee Benefits, the group recognises the expected cost of accumulating absences when employees render services that increase their entitlements to future compensated absences. The cost of accumulating absences is measured as the additional amount that the group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
1.	ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(s)	Defined contribution pension plans
The group operates a number of defined contribution pension plans for certain employees and directors. The group’s annual contributions are charged to the consolidated income statement in the period to which they relate.

(t)	Employment grants
Employment grants are recognised when there is reasonable assurance that the group will comply with the conditions attaching to the grants and that the grants will be received. Grants are recognised in the consolidated income statement on a basis that matches the grant with the related costs.

(u)	Provisions
A provision is recognised on a discounted basis when the group has a present obligation (either legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognised in respect of future operating losses.

2.	SEGMENTAL INFORMATION

The group operates in one business segment, enterprise infrastructure software. The group operates in three geographical segments that are subject to risks and returns that vary by segment.

Disclosures in respect of geographical segments are based on the location of the group’s customers and location of the group’s assets and liabilities.

	2006	2005
	US$’000	US$’000
Revenue by geographical segment
Americas	42,680	32,199
Europe	22,680	25,982
Rest of world	12,478	8,625

	77,838	66,806

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
2.	SEGMENTAL INFORMATION (Continued)

	2006	2005
	US$’000	US$’000
Result by segment
Americas	(853)	(1,068)
Europe	4,873	(3,376)
Rest of world	185	455

	4,205	(3,989)

Net finance revenue	1,738	825
Net exchange (loss)/gain	(559)	99

Profit/(loss) before taxation	5,384	(3,065)
Income tax expense	(1,212)	(920)

Profit/(loss) for the financial year	4,172	(3,985)

	2006	2005
	US$’000	US$’000
Segment assets
Americas	19,120	14,012
Europe	9,206	8,524
Rest of world	2,758	2,194

	31,084	24,730

Reconciliation to total assets as reported in the consolidated balance sheet
Cash and cash equivalents	37,569	27,936
Restricted cash	295	495
Marketable securities	16,100	23,685
Other assets	49	257

	85,097	77,103

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
2.	SEGMENTAL INFORMATION (Continued)

	2006	2005
	US$’000	US$’000
Segment liabilities
Americas	22,669	22,497
Europe	12,420	13,901
Rest of world	2,982	2,137

	38,071	38,535

Reconciliation to total liabilities as reported in the consolidated balance sheet
Current income tax liabilities	3,218	3,318
Other liabilities	11	9

	41,300	41,862

	2006	2005
	US$’000	US$’000
Capital expenditure — property, plant and equipment
Americas	551	626
Europe	232	484
Rest of world	16	59

	799	1,169

	2006	2005
	US$’000	US$’000
Depreciation
Americas	797	729
Europe	920	1,263
Rest of world	113	131

	1,830	2,123

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
2.	SEGMENTAL INFORMATION (Continued)

	2006	2005
	US$’000	US$’000
Amortisation
Americas	—	—
Europe	177	233
Rest of world	—	—

	177	233

	2006	2005
	US$’000	US$’000
Share-based payments
Americas	2,063	3,032
Europe	814	1,402
Rest of world	88	181

	2,965	4,615

3.	REVENUE

Revenue represents the amounts derived from the provision of products and services which fall within the group’s ordinary activities, all of which are continuing, stated net of value added tax.

	2006	2005
	US$’000	US$’000
Amount of revenue by class of activity
Service revenue	35,782	33,176
Product revenue	42,056	33,630

	77,838	66,806

4.	EMPLOYEES AND EMPLOYEE BENEFIT EXPENSES

	2006	2005
	Number	Number
The average number of persons employed by the group, by department, during the year was as follows:

Services	56	55
Research and development	130	129
Sales and marketing	108	108
General and administrative	52	52

	346	344

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
4.	EMPLOYEES AND EMPLOYEE BENEFIT EXPENSES (Continued)

	2006	2005
	US$’000	US$’000
The staff costs comprise:

Wages and salaries	44,291	36,277
Social welfare costs	4,918	4,768
Pension costs	987	1,057
Share-based payments	2,965	4,615

	53,161	46,717

The share-based payments charge has been allocated to cost of sales, research and development, sales and marketing and general and administrative on the face of the consolidated income statement in accordance with the departments where the individuals are employed.
5.	OTHER INCOME — EXCEPTIONAL

	2006	2005
	US$’000	US$’000

Restructuring costs	—	(189)

During 2006, the group recorded a US$207,000 charge related to a revision of lease estimates for previous restructurings related to its Dublin premises. The group also released US$207,000 of restructuring accruals related to the negotiation of a new sublease in respect of its Reading, UK offices.

During 2005, the group released US$189,000 of restructuring accruals of which US$97,000 related to severance and benefit costs from previous restructurings, based on the final payments for such severance and benefits and US$92,000 related to facilities costs for the group’s Dublin and Reading, UK offices.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
5.	OTHER INCOME — EXCEPTIONAL (Continued)

Cash outlays associated with the restructuring plans initiated in previous periods totalled approximately US$645,000 during 2006, and related to facility closure and consolidation costs.

The remaining restructuring provisions at December 31, 2006 of US$1,307,000 relate to remaining facility closure and consolidation costs. The group expects cash outlays of US$312,000 will be made in the next twelve months, with the remaining cash outlays of US$995,000 to be made through to the end of 2013.

The group made certain estimates and assumptions in assessing the amount provided for excess facilities arising from these restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increase in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
6.	PROFIT/(LOSS) BEFORE TAXATION

	2006	2005
	US$’000	US$’000

Profit/floss) before taxation is stated after charging/(crediting):
Depreciation	1,830	2,123
Amortisation of capitalised software development costs	177	233
Directors’ remuneration, including pensions	1,532	1,245
Auditors’ remuneration:
Audit fees	843	769
Audit-related fees	22	21
Tax fees	212	197
Loss on disposal of property, plant and equipment	3	4
Net exchange loss/(gain)	559	(99)

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
7.	INCOME TAX

	2006	2005
	US$’000	US$’000

Tax charged in the consolidated income statement

Current tax:
Ireland	520	448
Foreign taxation	692	472

Tax charged in the consolidated income statement	1,212	920

     Reconciliation of the total tax charge
The tax charged for the year differs from the amount computed by applying the standard rate of corporation tax in the Republic of Ireland (12.5 per cent) to the profit before taxation. The sources and tax effects of the differences are explained below:

	2006	2005
	US$’000	US$’000

Profit/(loss) before taxation	5,384	(3,065)

Profit/(loss) before taxation multiplied by effective tax rate of 12.5% (2005: 12.5%)	673	(383)

Manufacturing relief	(134)	123
Operating losses not utilised	—	490
Operating losses utilised	(1,273)	(1,548)
Income subject to different rates of tax	1,123	1,736
Income not subject to tax	(201)	(106)
Non-deductible share-based payments	370	577
Non-deductible expenses	770	101
Other items	(116)	(70)

Tax charged in the consolidated income statement	1,212	920

Deterred tax assets

	2006	2005
	US$’000	US$’000

Principally net operating loss carryforwards	61,124	62,040
Valuation allowance	(61,124)	(62,040)

Net deferred tax assets	—	—

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
7.	INCOME TAX (Continued)
Factors that may affect future tax charges and other disclosure requirements
At December 31, 2006, the group had a net operating loss carryforward of approximately US$116,000,000 (2005: US$118,903,000), including approximately US$65,000,000 (2005: US$65,000,000) pre-acquisition losses from the Netfish acquisition, for U.S. federal tax purposes which will expire in the tax years 2011 through 2025 if not previously utilised. Similar amounts are available for state purposes with expiration generally through 2011. Utilisation of the net operating loss carryforward may be subject to an annual limitation due to the change in ownership rules provided by the Internal Revenue Code of 1986. This limitation and other restrictions provided by the Internal Revenue Code of 1986 may reduce the net operating loss carryforward such that it would not be available to offset future taxable income of the U.S. subsidiaries.
At December 31, 2006, approximately US$32,500,000 (2005: US$31,000,000) of the net operating loss carryforwards in the United States result from disqualifying dispositions. The tax value of the disqualifying dispositions has not been recognised in the tax reconciliation note as the utilisation of the net operating loss carryforwards will result in an increase in reserves and not a reduction in provision for income taxes. At December 31, 2006, US$13,000,000 (2005: US$12,560,000) of the valuation allowance related to disqualifying dispositions.
At December 31, 2006, the group also had net operating loss carryforwards totalling approximately US$121,900,000 (2005: US$124,500,000) for Irish income tax purposes that carry forward indefinitely.
At December 31, 2006, the group also had net operating loss carryforwards totalling approximately US$2,900,000 (2005: US$2,900,000) for Australian income tax purposes which carry forward indefinitely. However, as of December 31, 2006, the group no longer had active operations in Australia.
The utilisation of these net operating loss carryforwards is limited to the future profitable operation of the group in the related tax jurisdictions in which such carryforwards arose. The applicable tax rates as of December 31, 2006 were a maximum of 35% for U.S. federal income tax purposes and 12.5% for Irish income tax purposes. Valuation allowances of 100% have been provided against the net operating loss carryforwards because of the history of operating losses in the related tax jurisdictions.
Significant judgment is required in determining the group’s worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
7.	INCOME TAX (Continued)
Factors that may affect future tax charges and other disclosure requirements Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. The group has reserves for taxes that may become payable in future periods as a result of tax audits. It is the group’s policy to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities.
The tax reserves are analysed at each balance sheet date and adjustments are made as events occur to warrant adjustment to the reserves. At any given time the group may be undergoing tax audits in several jurisdictions and covering multiple years.
The tax reserve is the group’s best estimate of the potential liability for tax contingencies. Inherent uncertainties exist in estimates of tax contingencies due to changes in tax law, both legislated and concluded through the various jurisdictions’ court systems. It is the opinion of the group’s management that the possibility is remote that costs in excess of those accrued will have a material adverse impact on the group’s consolidated financial statements. The group expects the completion of certain of these tax audits in the near term. However, based on the currently available information, the group is not able, at this time, to determine if it is reasonably possible that the final outcome of tax examinations will result in a materially different outcome than assumed in its tax reserves.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
8.	EARNINGS/(LOSS) PER ORDINARY SHARE
The computation of basic and diluted earnings/(loss) per Ordinary Share is set out below:

	2006	2005
	US$’000	US$’000

Numerator
Basic and diluted earnings/(loss) per Ordinary Share
Profit/(loss) for the financial year	4,172	(3,985)

	2006		2005
	’000		’000
Denominator
Basic earnings/(loss) per Ordinary Share		35,648		35,139
Effect of employee share options		885		—

Diluted earnings/(loss) per Ordinary Share		36,533		35,139

Basic earnings/(loss) per Ordinary Share	US$	0.12	US$	(0.11)

Diluted earnings/(loss) per Ordinary Share	US$	0.11	US$	(0.11)

In 2006, the total number of shares related to the outstanding options excluded from the calculation of diluted earnings per share was approximately 2,100,000 because such securities were anti-dilutive. In 2005, the total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share was approximately 860,000 because such securities were anti-dilutive.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
9.	PROPERTY, PLANT AND EQUIPMENT

	Computer	Leasehold	Office	Furniture
	Equipment	improvements	equipment	and fixtures	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Cost
At January 1,2005	13,898	6,523	517	774	21,712
Additions	1,050	20	93	6	1,169
Disposals	(648)	(14)	—	—	(662)

At December 31, 2005	14,300	6,529	610	780	2,219
Additions	734	16	49	—	799
Disposals	(2,500)	—	(12)	—	(2,512)

At December 31, 2006	12,534	6,545	647	780	20,506

Depreciation
At January 1, 2005	11,890	4,237	466	268	16,861
Charge for year	1,287	627	67	142	2,123
Disposals	(644)	(14)	—	—	(658)

At December 31, 2005	12,533	4,850	533	410	18,326
Charge for year	1,018	637	108	67	1,830
Disposals	(2,497)	—	(12)	—	(2,509)

At December 31, 2006	11,054	5,487	629	477	17,647

Net book values
At December 31, 2006	1,480	1,058	18	303	2,859

At December 31, 2005	1,767	1,679	77	370	3,893

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL
STATEMENTS December 31, 2006 (Continued)
10.	INTANGIBLE ASSETS

	Capitalised
	software
	development
	costs	Goodwill	Total
	US$’000	US$’000	US$’000

Cost
At January 1,2005	3,429	301,934	305,363
Additions	—	—	—

At December 31, 2005	3,429	301,934	305,363
Additions	128	—	128

At December 31,2006	3,557	301,934	305,491

Amortisation
At January 1, 2005	3,122	301,934	305,056
Charge for year	233	—	233

At December 31, 2005	3,355	301,934	305,289
Charge for year	177	—	177

At December 31, 2006	3,532	301,934	305,466

Net book values
At December 31, 2006	25	—	25

At December 31, 2005	74	—	74

All capitalised software development costs are in respect of assets separately acquired from third parties.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
11.	FINANCIAL ASSETS

	2006	2005
	US$’000	US$’000
Shares in unrelated undertaking-unlisted at cost:
At January 1	50	50
Disposals	(50)	—

At December 31	—	50

12.	TRADE AND OTHER RECEIVABLES

	2006	2005
	US$’000	US$’000
Current assets
Trade receivables	26,484	17,949
Prepayments and other assets	1,650	2,954

	28,134	20,903

Non-current assets
Other receivables	115	67

Total	28,249	20,970

The group had an allowance for doubtful accounts of approximately US$653,000 and US$740,000 at December 31, 2006, and 2005, respectively.
13.	MARKETABLE SECURITIES
Marketable securities consist of corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, the group invests primarily in high grade marketable securities to reduce risk of loss.

	At December 31, 2006
	Amortised	Unrealised	Market
	cost	loss	value
	US$’000	US$’000	US$’000

Corporate bonds	—	—	—
U.S. government agency securities	16,100	—	16,100

Total marketable securities	16,100	—	16,100

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
13.	MARKETABLE SECURITIES (Continued)

	At December 31, 2005
	Amortised	Unrealised	Market
	cost	loss	value
	US$’000	US$’000	US$’000

Corporate bonds	3,484	(9)	3,475
U.S. government agency securities	20,240	(30)	20,210

Total marketable securities	23,724	(39)	23,685

The change in the unrealised loss included in profit/(loss) for the financial year is as follows:

	2006	2005
	US$’000	US$’000

Unrealised loss at beginning of year	(39)	(139)
Included in profit/(loss) for the financial year	39	100

Unrealised loss at end of year	—	(39)

As of December 31, 2006, marketable securities consist of auction rate securities with reset dates of up to March 2007 and maturity dates of up to March 2045. The weighted-average effective interest rates on the marketable securities was approximately 5.4%.
14.	RESTRICTED CASH
The group has approximately US$295,000 in restricted cash deposits with Citizens Bank which includes annual renewable letter of credit facilities for certain leased properties. Should the group not renew these letter of credit facilities or default on its rental obligations, US$295,000 will be payable to the lessors. During 2006 and 2005 restrictions associated with US$200,000 and US$300,000 respectively, payable on demand for use toward satisfaction of amounts owed to a landlord were released.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
15.	CASH AND CASH EQUIVALENTS

	2006	2005
	US$’000	US$’000

Cash at bank and in hand	12,210	17,984
Commercial paper	25,359	9,952

	37,569	27,936

16.	SHAREHOLDERS’FUNDS
The company’s authorised share capital is divided into 150,000,000 Ordinary Shares of €0.0025 par value per share and 101,250,000 Redeemable Preference Shares (“Preference Shares”) of €0.0025 par value per share.
Preference Shares
The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of the company but not the right to vote on any resolution proposed therefore. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in the company, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the Preference Shares.
Upon winding up of the company, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of the company. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of the company.
As of December 31, 2006, and 2005, there are no Preference Shares issued.
Share option schemes
Details of the company’s share option schemes are set out in the Compensation Report on pages 33 to 37.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
16. SHAREHOLDERS’ FUNDS (Continued)
A summary of the company’s share option activity and related information for the years ended December 31, 2006 and 2005 is as follows:

		Weighted-		Weighted-
		average		average
		exercise		exercise
	Options	price	Options	price
	2006	2006	2005	2005
	Number	US$	Number	US$
Outstanding at beginning of year	6,621,645	4.81	5,605,339	4.93
Granted	1,814,550	4.15	2,469,850	4.05
Forfeitures/cancellations	(506,276)	4.52	(1,070,080)	4.67
Exercised	(396,360)	2.36	(383,464)	2.06

Outstanding at end of year	7,533,559	4.81	6,621,645	4.81

Exercisable at end of year	3,832,783	5.42	2,715,672	5.74

The following table summarises information concerning outstanding and exercisable options as of December 31, 2006:

	Options Outstanding
		Weighted-
		average
		remaining	Weighted-
		contractual	average	Aggregate
Range of	Number	life (in	exercise	intrinsic
Exercise Prices	of shares	years)	price US$	value
	(’000s)			(US$’000)

$1.99 — $3.50	3,242	7.3	2.78	7,020
$3.51 — $5.00	2,047	8.9	4.18	1,555
$5.01 — $6.50	1,173	7.8	5.33	—
$6.51 — $8.00	873	6.9	7.34	—
$8.01 — $74.50	199	3.6	30.31	—

Total	7,534	7.6	4.81	8,575

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
16. SHAREHOLDERS’ FUNDS (Continued)

	Options Exercisable
		Weighted-
		average
		remaining	Weighted-
		contractual	average	Aggregate
Range of	Number	life (in	exercise	intrinsic
Exercise Prices	of shares	years)	price US$	value
	(’000’s)			(US$’000)

$1.99 — $3.50	2,128	6.9	2.61	4,906
$3.51 — $5.00	244	7.6	4.40	127
$5.01 — $6.50	571	7.6	5.35	—
$6.51 — $8.00	691	6.9	7.33	—
$8.01 — $74.50	199	3.6	30.31	—

Total	3,833	6.9	5.42	5,033

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the company’s closing share price of US$4.92 as of December 29, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The aggregate intrinsic value of options exercised for the years ended December 31, 2006 and 2005 was US$845,000 and US$662,000.
The weighted average estimated grant date fair value of share options granted during 2006 and 2005 were US$2.25 and US$2.43 respectively, using a Black-Scholes option-pricing model with the following weighted average assumptions:

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
16. SHAREHOLDERS’ FUNDS (Continued)

	2006	2005

Risk-free interest rate	5.04%	4.39%
Expected dividend yield	—	—
Expected volatility	75.3%	77.0%
Expected life (years)	3.26	3.89
The dividend yield of zero is based on the fact that the company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility is based on historical volatility of the company’s shares over the period commensurate with the expected life of the options. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant.
The company’s estimated option forfeiture rate in 2006 and 2005, based on its historical option forfeiture experience, is approximately 10%. The company records additional expense if the actual option forfeitures are lower than estimated and records a recovery of prior expense if the actual option forfeitures are higher than estimated.
The unamortised fair value of share options as of December 31, 2006, was US$3,763,000 with a weighted average remaining recognition period of 1 year.
During the first quarter of 2006, the company granted 300,000 options incorporating market conditions which may accelerate vesting. At the date of granting the options at a fair value of US$2.00 per option. The company calculated the requisite service period of approximately 3.5 years using a Monte-Carlo simulation to simulate a range of possible future share prices for the company. The company used assumptions consistent with those input in its Black-Scholes option-pricing model to calculate the fair value on the date of grant of these options using a lattice model. The remaining unrecognised compensation expense on options with market conditions vesting at December 31, 2006 was US$295,000. The weighted average period over which the cost is expected to be recognised is approximately 1.2 years.
Employee share purchase plan
In August 1999, the company established an Employee Share Purchase Plan, the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the company’s Ordinary Shares at a price equal to the lower of 85% of the closing price at the beginning or end of each semiannual share purchase period. As of December 31, 2006 and 2005, 1,347,678 and 1,174,949 Ordinary Shares have been issued, in aggregate, under the plan, respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
16.	SHAREHOLDERS’ FUNDS (Continued)
The weighted average estimated grant date fair value for rights to purchase awards under the employee share purchase plan was US$1.28 and US$1.34 respectively for 2006 and 2005, using the following weighted-average assumptions:

	2006	2005

Risk-free interest rate	4.8%	2.0%
Expected dividend yield	—	—
Expected volatility	75.1%	78.0%
Expected life	6 months	6 months
17.	OTHER RESERVES

	2006	2005
	US$’000	US$’000

At January 1	41,425	36,810
Expensing of share-based payments (note 16)	2,965	4,615

At December 31	44,390	41,426

18.	PROVISIONS

Consolidation
of facilities
US$’000

Provision at January 1, 2006	1,952
Charges (see note 5)	207
Utilised during year (see note 5)	(645)
Adjustments in estimates (see note 5)	(207)

Provision at December 31, 2006	1,307

Analysed as:
Current	312
Non-current	995

1,307

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
18.	PROVISIONS (Continued)
Although significant changes to the group’s restructuring provisions are not anticipated, the actual costs may differ from those recorded in the event that the subleasing assumptions require adjustment due to changes in economic conditions surrounding the real estate market or if the group’s lease obligations are terminated prior to the scheduled termination dates.
19.	TRADE AND OTHER PAYABLES

	2006	2005
	US$’000	US$’000

Current liabilities
Trade payables	957	2,406
Accruals	5,825	4,914
Payroll and related taxes	7,109	5,385
Value added taxes	1,557	1,179

	15,448	13,884

20.	COMMITMENTS
The group’s headquarters are currently located in a leased facility in Dublin, Ireland. This facility consists of approximately 55,900 square feet of office space, under a lease expiring on July 31, 2023, subject to the right to terminate the lease on July 31, 2013. As of December 31, 2006, the group occupied approximately 21,400 square feet of the office space and sublet approximately 33,000 square feet with the remainder deemed idle. The principal U.S. office of IONA U.S. is located in a leased facility in Waltham, Massachusetts. This facility consists of approximately 30,300 square feet of office space, under a lease expiring on July 31, 2011. As of December 31, 2006, the facility was fully occupied by the group. In addition, the group also maintains offices in Tokyo, California, Texas, Newfoundland, Frankfurt, Munich, Milan, Paris, London, Zurich, Beijing and Shanghai.
Rent expense under all operating leases was approximately US$4,606,000 and US$4,237,000 in 2006 and 2005, respectively.
Future minimum lease payments under all operating leases as at December 31 are as follows:

	2006	2005
	US$’000	US$’000

Within one year	4,717	5,072
After one year but not more than five years	14,544	15,003
More than five years	4,179	7,332

	23,440	27,407

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
20.	COMMITMENTS (Continued)
As at December 31, 2006, and 2005, US$1,307,000 and US$1,952,000 of the minimum lease payments has been accrued as a result of restructuring plans in prior years.
Rental income under all operating subleases was approximately US$2,582,000 and US$2,589,000 in 2006 and 2005 respectively. Future minimum rentals receivable under all operating leases as at December 31 are as follows:

	2006	2005
	US$’000	US$’000

Within one year	2,167	2,369
After one year but not more than five years	2,028	3,333
More than five years	467	701

	4,662	6,403

The group has no other material commitments as of December 31, 2006.
21.	PENSION COMMITMENTS
The group operates a number of defined contribution pension schemes in which the group employees participate. The assets of these schemes are held separately from those of the group in independently administered funds. The pension charge represents contributions payable by the group to the schemes and amounted to US$987,000 and US$1,057,000 in 2006 and 2005 respectively. The amount of unpaid contributions outstanding at the year end was US$19,000 (2005: US$8,000).
22.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The group makes limited use of financial instruments throughout its business. Cash and cash equivalents and short-dated liquid investments are used to finance the group’s operations. Trade receivables and trade payables arise directly from operations. The group has not entered into any borrowings or other financial liability arrangements, has not traded in any financial instruments nor has it entered into any derivative transactions during 2006 or 2005.
At present, the group does not enter into forward foreign currency contracts or other derivative instruments as the related exposures are not material to the group and do not warrant such complexity.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
22.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Continued)

The group has entered into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments are classified as financial assets at the balance sheet date, and where it is impracticable to determine fair value, unquoted investments are reported at cost less provision for impairment. At December 31, 2005 the cost of these investments was US$50,000. The group disposed of all such investments during 2006.

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The fair values of trading marketable securities are based on quoted market prices at year-end, and reported at fair value.

Interest rate risk

The group’s trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

Foreign currency risk

Because the majority of the group’s sales and expenses are made in U.S. dollars, the group is not subject to material foreign currency risk. The group does not enter into foreign currency forward exchange contracts to manage exposure related to transactions denominated in foreign currencies.

Credit risk

Credit risk arising in the context of the group’s operations is not significant. Customers receiving credit terms are subject to verification procedures prior to credit being advanced and balances outstanding to customers are monitored on an ongoing basis. At December 31, 2006, two companies accounted for approximately 45% of the group’s gross accounts receivable balance. No company accounted for more than 10% of the group’s gross receivable balance as of December 31, 2005.

The group invests its excess cash in low-risk, short-term deposit accounts with high credit-quality banks. The group performs periodic evaluations of the relative credit standing of all of the financial institutions with which it deals and considers the related credit risk to be minimal.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
23.	RELATED PARTY TRANSACTIONS

The consolidated financial statements include the financial statements of the parent company (IONA Technologies PLC) and its subsidiaries. A listing of subsidiaries is provided in note 24.

For the purposes of IAS 24 Related Party Disclosures, the term “key management personnel” (i.e. those persons having authority and responsibility for planning, directing and controlling the activities of the group) comprises the Board of Directors, which manages the business affairs of the group. Disclosure in relation to the compensation entitlements of the Board of Directors is provided in the Compensation Report on Behalf of the Board at pages 32 to 46.

Since July 2003, the group has engaged K Capital Source Limited, (“K Capital”), to provide capital market communication and advisory services. Mr. Mark Kenny, a principal of K Capital, is the son of one of IONA’s directors, Dr. Ivor Kenny. Under its agreement with K Capital, the group currently pays US$45,000 per fiscal quarter for such services. In July 2003, the disinterested members of the company’s board of directors approved the group’s engagement with K Capital.

The group provides product-related consulting services and support services to eircom PLC, (“eircom”), both for software that eircom licenses from the group and from third parties. Mr. Kevin Melia, the Chairman of the company’s Board of Directors, resigned from the board of directors of eircom in August 2006 and Mr. John Conroy, a former director of the company, is a current member of the board of directors of eircom. During the third quarter of 2006, the group renewed its software maintenance and support arrangement with eircom for an additional one-year term for US$25,332. Also during the third quarter of 2006, pursuant to a consulting agreement, the group provided consulting services to eircom for US$38,538. In accordance with the group’s Code of Business Conduct, in the third quarter of 2006, the Nominating and Corporate Governance Committee of the company’s Board of Directors approved the support services and consulting services arrangements that the group entered into with eircom.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
24.	SUBSIDIARY COMPANIES

At December 31, 2006, the company had the following wholly owned subsidiary undertakings. All shareholdings are in Ordinary Shares:

Name	Nature of business	Registered office

IONA Technologies Inc.	Supply of computer software and support, training and consultancy	1209 Orange Street, Wilmington, New Castle County, Delaware, 19801, United States of America.

IONA Technologies Finance	Investment and finance company	Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West indies.

IONA Technologies China Limited	Sale of software products, support, training and consultancy	30/F Entertainment Building 30 Queen’s Road Central, Central, Hong Kong.

IONA Technologies GmbH	Sale of software products, support, training and consultancy	Im Leuschnerpark 4, D-64347 Griesheim, Germany.

IONA Technologies UK Limited	Sale of software products, support, training and consultancy	Hillswood Business Park, 3000 Hillswood Drive, Chertsey, Surrey KT 16 ORS, United Kingdom.

IONA Technologies SARL	Sale of software products, support, training and consultancy	Elysees la Defence, 7C Place du Dome, 9205 92056 La Defence, Cedex, Paris, France.

IONA Technologies Japan	Sale of software products, support, training and consultancy	Akaska Sanchome Bldg, 7F 3-21-16, Akaska, Minato-ku, Tokyo 107-0052, Japan.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
24.	SUBSIDIARY COMPANIES (Continued)

Name	Nature of business	Registered office

Object-Oriented Concepts Canada, Inc.	Provision of engineering Services	157 Forest Road, St John’s, NF, A1A 1W7, Canada.

IONA Technologies (Suisse) SA	Sale of software products, support, training and consultancy	Uberlandstrasse 105, 8600 Dubendorf, Switzerland.

IONA Technologies Italia S.R.L	Sale of software products, support, training and consultancy	Via San Vito 7 Milano 20123, Italy.

IONA Technologies Asia Pacific Software Research & Development Center	Provision of engineering Services	Zhongguancun Software Park, Haidian District, Beijing, PRC

IONA Technologies Asia Pacific Pty Limited	Dormant	Moore Stephens PMN, Level 6, 460 Church Street, Parramatta, NSW 2150, Australia.

IONA Technologies Singapore PTE Limited	Dormant	65 Chulia Street, #43-03 OCBC Centre, Singapore 049513.

IONA Technologies (Belgium) SA	Dormant	Avenue Louis 149/24, 1050 Bruxelles, Belgium.

IONA Technologies Netherlands BV	Dormant	Drentestraat 24 BG, PO Box 87459, 1080 J L, Amsterdam, The Netherlands.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
24.	SUBSIDIARY COMPANIES (Continued)

Name	Nature of business	Registered office

Genesis Development Corporation	Dormant	CT Corporation 1515, Market Street, Suite 1201, Philadelphia 19012, United States of America.

IONA Research (Ireland) Limited	Dormant	The IONA Building, Shelbourne Road, Dublin 4.

Orbix Limited	Dormant	The IONA Building, Shelbourne Road, Dublin 4.

Object-Oriented Concepts, Inc.	Dormant	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, United States of America.

Netfish Technologies, Inc.	Dormant	CT Corporation, 818 West Street, 2nd Floor, 7th Street Los Angeles, California, United States of America

IONA Technologies Spain, S.L.	Dormant	C/Cronos 63-pI. 1, Oficinas 5 y 6, 28037, Madrid, Spain.

IONA Technologies Korea Limited	Dormant	ASEM Tower 30th Floor, 159-1 Samsung-dong, Kangnam-Ku, Seoul, 135-798 Korea.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
24.	SUBSIDIARY COMPANIES (Continued)

Name	Nature of business	Registered office

Object-Oriented Concepts PTY Limited	Dormant	Moore Stephens PMN, Level 6, 460 Church Street, Parramatta, NSW 2150, Australia.

Object-Oriented Concepts GmbH	Dormant	Im Leuschnerpark 4, D-64347 Griesheim, Germany.

Genesis Development S.R.L.	Dormant	Via Duchessa, 1083 Torino, Italy.

IONA Government Technologies Inc	Dormant	Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.
The company also has two registered branches in the People’s Republic of China engaged in sales and marketing activities.

25.	LITIGATION

The group is involved in various legal proceedings and disputes that arise in the normal course of business. Disputes can be expensive and disruptive to normal business operations. The group believes that it has meritorious defences to these matters. In 2003 the group settled a lawsuit which arose in connection with the termination of an employee of Netfish Technologies, Inc. (Netfish) by Netfish prior to lONA’s acquisition of Netfish. Since settlement of the underlying lawsuit, the group has also reached settlement with Netfish’s insurers over payment of the legal fees incurred by the group. Netfish’s former Chief Executive Officer asserts that the group is obligated to reimburse him for his legal expenses incurred in connection with this suit. The group vigorously disputes this and is in discussions with the former Netfish Chief Executive Officer over the matter.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 (Continued)
26.	GUARANTEES
The group’s software license agreements generally include language indemnifying customers against liabilities if its software products infringe a third party’s intellectual property rights. To date, the group has not incurred any significant or material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its consolidated financial statements. The group’s software license agreements also generally include a warranty that its software products will substantially operate as described in the applicable program documentation for a period of 180 days after delivery. The group also warrants that services it performs will be provided in a professional and workman-like manner. To date, the group have not incurred any material costs associated with these warranties.

In connection with certain facility leases, the group has indemnified its lessors for claims arising from the facility or the lease. The company indemnifies its directors and officers to the maximum extent permitted by law. The duration of the indemnities varies, and in many cases is indefinite.

The group has not recorded any liability for these indemnities in the consolidated balance sheet.
27.	SUBSEQUENT EVENTS
On March 6, 2007, the group purchased substantially ail of the assets of Century 24 Solutions Limited, or C24, a software development firm specialising in data management and transformation technology. The acquisition brings additional data services capabilities to the Artix family of distributed SOA infrastructure solutions.

Additionally, on April 10, 2007, the group purchased substantially all of the assets of LogicBlaze, Inc., or LogicBlaze, a provider of open source solutions for SOA and business integration. The cash acquisition of LogicBlaze enables the group to accelerate its strategy of delivering innovative, enterprise open source SOA solutions to its customers.
28.	COMPARATIVE FIGURES
Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current year presentation.
29.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authorised for issue by the board of directors on April 27, 2007.

IONA TECHNOLOGIES PLC

COMPANY BALANCE SHEET
at December 31,2006

	Note	2006	2005
		US$’000	US$’000
ASSETS
Fixed assets
Intangible assets	B	25	74
Tangible assets	C	1,669	2,344
Financial assets	D	51,394	51,444

		53,088	53,862

Current assets
Debtors	E	62,196	58,376
Cash at bank and in hand		2,847	3,470

		118,131	115,708

Creditors: amounts falling due within one year
Trade creditors		277	1,545
Due to subsidiary undertakings		72,983	74,012
Other creditors including tax and social welfare	F	3,616	3,158
Accruals		2,178	1,589
Deferred income		5,651	8,093

		84,705	88,397

Provisions for liabilities	G	1,029	789

		32,397	26,522

CAPITAL AND RESERVES
Ordinary Shares, €0.0025 par value:
150,000,000 shares authorised. Issued and outstanding:
35,929,627 shares at December 31,2006 and 35,360,538 shares at December 31, 2005		99	98
Share premium account		424,693	423,286
Other reserves		32,448	31,843
Profit and loss account		(424,843)	(428,705)

Shareholders’ funds (all equity interests)	I	32,397	26,522

Approved by the Board on April 27, 2007

/s/ Christopher J. Horn
Directors
/s/ Sean Baker

IONA TECHNOLOGIES PLC

NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2006
A.	ACCOUNTING POLICIES
The company balance sheet, together with the accompanying notes, has been prepared in accordance with Generally Accepted Accounting Practice in the Republic of Ireland (“Irish GAAP”). The significant accounting policies adopted are as follows:
(i)	Intangible fixed assets
Capitalised software development costs relate to the purchase of software code or technology, which have reached technological feasibility. These costs are written off on a straight-line basis over their useful economic lives of three to four years.

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of capitalised software development costs are impaired.
(ii)	Goodwill
Goodwill is the difference between the cost of an acquired entity and the aggregate of the fair values of the entity’s identifiable assets and liabilities. Goodwill is amortised to the profit and loss account on a straight line basis over its estimated useful economic life.

Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired.
(iii)	Tangible fixed assets
Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of tangible fixed assets over their expected useful lives as follows:

Equipment	3 to 5 years
Fixtures and fittings	3 to 15 years
Reviews are regularly performed to determine whether facts or circumstances exist which indicate the carrying value of tangible fixed assets may be impaired.
(iv)	Financial fixed assets
Financial fixed assets are stated at cost less provision for impairment.
(v)	Provisions for liabilities
A provision is recognised on a discounted basis when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognised in respect of future operating losses.
(vi)	Foreign currency translation
The US dollar is the functional currency for the company and losses arising on the retranslation into US dollars of amounts denominated in foreign currencies are included in the profit and loss account for the year.

IONA TECHNOLOGIES PLC

NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2006 (Continued)
B.	INTANGIBLE ASSETS

	Capitalised
	software
	development
	costs	Goodwill	Total
	US$’000	US$’000	US$’000
Cost
At January 1, 2005	3,429	14,608	18,037
Additions	—	—	—

At December 31, 2005	3,429	14,608	18,037
Additions	128	—	128

At December 31, 2006	3,557	14,608	18,165

Amortisation
At January 1, 2005	3,122	14,608	17,730
Charge for year	233	—	233

At December 31, 2005	3,355	14,608	17,963
Charge for year	177	—	177

At December 31, 2006	3,532	14,608	18,140

Net book values
At December 31, 2006	25	—	25

At December 31, 2005	74	—	74

IONA TECHNOLOGIES PLC

NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31,2006 (Continued)
C.	TANGIBLE ASSETS

		Fixtures
	Equipment	and fittings	Total
	US$’000	US$’000	US$’000
Cost
At January 1, 2005	7,534	5,491	13,025
Additions	433	11	444
Disposals	(5)	—	(5)

At December 31, 2005	7,962	5,502	13,464
Additions	250	14	264
Disposals	(1,284)	—	(1,284)

At December 31, 2006	6,928	5,516	12,444

Depreciation
At January 1, 2005	6,540	3,344	9,884
Charge for year	738	502	1,240
Disposals	(4)	—	(4)

At December 31, 2005	7,274	3,846	11,120
Charge for year	408	504	912
Disposals	(1,257)	—	(1,257)

At December 31, 2006	6,425	4,350	10,775

Net book values
At December 31, 2006	503	1,166	1,669

At December 31, 2005	688	1,656	2,344

D.	FINANCIAL ASSETS

	2006	2005
	US$’000	US$’000

Shares in group undertakings	51,394	51,394
Shares in unrelated undertaking-unlisted at cost	—	50

	51,394	51,444

Details of the company’s wholly owned subsidiaries are set out in note 24 to the consolidated financial statements.

IONA TECHNOLOGIES PLC

NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2006 (Continued)
E.	DEBTORS

	2006	2005
	US$’000	US$’000

Debtors — amounts falling due within one year:

Trade debtors	6,901	6,270
Prepayments and accrued income	408	1,518
Due from subsidiary undertakings, net of provision of US$7,532,000 (2005: US$7,095,000) for uncollectible amounts	54,887	50,588

	62,196	58,376

F.	TAXATION CREDITORS

	2006	2005
	US$’000	US$’000

Corporation tax	3,348	2,904
PAYE and PRSI	268	254

	3,616	3,158

G.	PROVISIONS FOR LIABILITIES

Consolidation
of facilities
US$’000

Provision at January 1, 2006	789
Movement during year	33
Adjustments in estimates	207

Provision at December 31, 2006	1,029

Analysed as:
Current	177
Non-current	852

1,029

IONA TECHNOLOGIES PLC

NOTES TO THE COMPANY BALANCE SHEET
for the year ended December 31, 2006 (Continued)
G.	PROVISIONS FOR LIABILITIES (Continued)
During 2006, the company recorded a US$207,000 charge related to a revision of lease estimates for previous restructurings.

Amounts of restructuring costs remaining accrued at December 31, 2006 of US$1,029,000 relate to remaining facility closure and consolidation costs. The company expects cash outlays of US$177,000 will be made in the next twelve months, with the remaining cash outlays of US$852,000 to be made through to the end of 2013.

The company made certain estimates and assumptions in assessing the amount accrued for excess facilities arising from previous restructurings. The charge was calculated by taking into consideration (1) the committed annual rental charge associated with the vacant square footage, (2) an assessment of the sublet rents that could be achieved based on current market conditions, vacancy rates and future outlook, (3) an assessment of the period of time the facility would remain vacant before being sub-let, (4) an assessment of the percentage increase in the primary lease rent at each review, and (5) the application of a discount rate of 4% over the remaining period of the lease or break clause.
H.	SHARE CAPITAL
Details in respect of share capital are presented in the shareholders’ funds note (note 16) on pages 79 to 83 of the notes to the consolidated financial statements.

IONA TECHNOLOGIES PLC

NOTES TO THE COMPANY BALANCE SHEET
December 31, 2006 (Continued)
I.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

	Shareholders’ funds
			Share
	Number of	Ordinary	premium	Profit and	Other	Total
	Ordinary	Shares	account	loss account	reserves	equity
	Shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2005	34,803,601	96	422,166	(422,258)	30,776	30,780
Proceeds from issue of Ordinary Shares of €0.0025 par value on exercise of options	383,464	1	695	—	—	696
Proceeds from purchase of Ordinary Shares of €0.0025 par value under the employee share purchase plan	173,473	1	425	—	—	426
Loss for year	—	—	—	(6,447)	—	(6,447)
Expensing of share-based payments	—	—	—	—	1,067	1,067

Balance at December 31, 2005	35,360,538	98	423,286	(428,705)	31,843	26,522

IONA TECHNOLOGIES PLC

NOTES TO THE COMPANY BALANCE SHEET
December 31, 2006 (Continued)
I.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS (Continued)

	Shareholders’ funds
			Share
	Number of	Ordinary	premium	Profit and	Other	Total
	Ordinary	Shares	account	loss account	reserves	equity
	Shares	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at January 1, 2006	35,360,538	98	423,286	(428,705)	31,843	26,522
Proceeds from issue of Ordinary Shares of €0.0025 par value on exercise of options	396,360	1	934	—	—	935
Proceeds from purchase of Ordinary Shares of €0.0025 par value under the employee share purchase plan	172,729	—	473	—	—	473
Profit for year	—	—	—	3,862	—	3,862
Expensing of share-based payments	—	—	—	—	605	605

Balance at December 31, 2006	35,929,627	99	424,693	(424,843)	32,448	32,397

IONA TECHNOLOGIES PLC

NOTES TO THE COMPANY BALANCE SHEET
December 31, 2006 (Continued)
J.	PROFIT AND LOSS ACCOUNT

The company is availing of the exemption set out in section 148(8) of the Companies Act 1963 and section 7(1A) of the Companies (Amendment) Act 1986 from presenting its individual profit and loss account to the annual general meeting and from filing it with the Registrar of Companies. The amount of the profit dealt with in the parent undertaking, in accordance with Irish GAAP, for the year was US$3,862,000 (2005: loss of US$6,447,000).
K.	APPROVAL OF ACCOUNTS

The company financial statements were approved, and authorised for issue, by the board of directors on April 27, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: May 4, 2007	By:	/s/	Peter M. Zotto
Peter M. Zotto
Chief Executive Officer